


Unlocking Value at Box

August 2021

"We have covered tech/software for 18 years and have never come across a company that is a leader in a $40B TAM and continues to mis-execute so badly. The commentary every quarter of 'strong demand', 'sales productivity/enablement improvements' and 'solid momentum' in the business have not correlated with decelerating growth across all metrics for a number of quarters. It is also amazing to us the Board of Directors has done nothing to push the issue."

- Craig-Hallum

Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in any fund, account or investment vehicle managed by Starboard Value LP ("Starboard") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Starboard, and are based on publicly available information with respect to Box, Inc. ("Box" or the "Company"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the company with the Securities and Exchange Commission ("SEC"), and other sources.

Starboard has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Starboard and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

Starboard shall not be responsible or have any liability for any misinformation contained in any third party SEC filing or third party report relied upon in good faith by Starboard that is incorporated into this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Starboard believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Starboard reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Starboard disclaims any obligation to update the information contained herein.

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Starboard's use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

TABLE OF CONTENTS

STARBOARD VALUE

I. Executive Summary

Starboard Value's Investment in Box

Starboard Value LP (together with its affiliates, "Starboard" or "we") invested in Box, Inc. ("Box" or the "Company") two years ago based on our view that the Company could significantly improve its performance and create substantial value for the benefit of all stockholders after years of underperformance.

- Box went public in January 2015, and over the next few years, Box grew its revenue base but had **decelerating growth rates** and **negative operating margins**. During this time, **Box's stock price massively underperformed** software peers and the broader market.

- We initially engaged with Box in mid-2019 and filed a Schedule 13D in September 2019, **disclosing a 7.5% ownership stake**.

- For most of the past two years, we were able to work **collaboratively and constructively** with the Company in hopes of helping Box improve its performance.

- When Box missed its commitments and reported poor results in December 2020, **we again asked difficult questions about strategy, operations, leadership, and the right path forward for the Company**.

- **We have continued to attempt to engage constructively** with the Company to position Box for long-term success, **even as Box took actions that we did not feel were in the best interests of common stockholders**, such as the preferred equity financing led by KKR (the "Preferred Financing") and related self-tender.

- We have made **numerous attempts to reach a mutually agreeable solution** with Box, to no avail.

- We are **fully and completely aligned with Box's stockholders – we only do well if the Company does well over the long-term**.

Our only goal has been to help Box create long-term value for the benefit of all stockholders

Starboard Value

Lead Positions Since 2011



SVAC
COMMVAULT
ACI UNIVERSAL PAYMENTS
eHealth
DARDEN
PAPA JOHN'S PIZZA
MARVELL
MEDNAX HEALTH SOLUTIONS PARTNER
Cerner
MERIT MEDICAL
green dot
ForestCity
AECOM
MICREL
ebay
EMULEX
KAR AUCTION SERVICES
box
WestRock
REAL D
zayo GROUP
Mellanox TECHNOLOGIES
MedAssets
acacia RESEARCH GROUP
Advance Auto Parts
DOLLAR TREE
Aol.
CalgonCarbon
STAPLES
Norton LifeLock
DSP GROUP
Magellan HEALTH
Office DEPOT
Smithfield Good food. Responsibly.
Unwired Planet
stewart
gcp applied technologies
FOUR CORNERS PROPERTY TRUST
CORTEVA agriscience
LSB INDUSTRIES
Insperity Inspiring Business Performance
DEPOMED
cars.com
IDT Integrated Device Technology
newell BRANDS
BRINKS
TESSERA
Bristol-Myers Squibb
onsemi
Monotype
Media General
Altaba
VIAD
Bemis
comScore
MIPS TECHNOLOGIES
AVID TECHNOLOGIES An Avnet Company
REGIS CORPORATION
Tribune Media
Extreme Connect Beyond the Network
Infoblox
ISSI
web.com
Quantum
macy's
Michael Baker INTERNATIONAL
PAREXEL
TriQuint SEMICONDUCTOR
Perrigo
wausau PAPER
Progress
Envision HEALTHCARE

Note: Companies represent Lead Positions initiated since the spin out of Starboard from Ramius LLC in March 2011. Lead positions are where (i) Starboard's aggregate ownership is more than 5% of the company, and therefore must file a Schedule 13D, (ii) Starboard has publicly disclosed a value creation strategy (e.g., by way of public letter or press release), (iii) Starboard has reached a settlement agreement with the applicable company, or (iv) a private letter or nomination is made public either by the company or Starboard.

Box Overview

Box is a leading player in the content management category of enterprise software, with a cloud-native offering and a best-of-breed solution.

- Box provides a leading cloud content management platform that enables organizations of all sizes to securely manage their content while allowing easy, secure access and sharing of this content from anywhere, on any device.
- Box provides a single content platform that accelerates business processes, improves employee productivity, enables secure remote work, and protects an organization's most valuable data.

Key Offerings

Core Box

Box Sign

Box Shield

Box Relay

Box GxP Validation

Box Platform

Box Zones

Box Governance

Box KeySafe

Blue-Chip Customers



~67% of the Fortune 500

~105,000 Paying Customers

























airbnb, AIG, amazon, GE, FICO, intuit, Pfizer, cisco, Uber, AstraZeneca, Coca-Cola, IBM

Box is one of the leading players in the cloud content management space

Source: Company presentations.

Box Has Evolved From a One-Product Company to Offering a Full Platform Solution

Over the past several years, Box has rolled out add-on product offerings that created additional use cases for its solutions and addressed customer needs.

Box Pre-IPO	Box Today
▪ Prior to its IPO, Box was a one-product company that only offered the core enterprise file sync and share ("EFSS") solution.	▪ Today, Box functions as a cloud content management platform that enables customers to collaborate efficiently and effectively in a secure environment.

Evolution of Box's Offerings



Box Shield
Box Relay
Box GxP Validation
Box Platform
Box Zones
Box Governance
Box KeySafe
Box Core
FY05
FY16
FY17
FY18
FY19
FY20
FY21
Enterprise File Sync and Share
Cloud Content Management

Box is one of the leading players in the cloud content management space

Source: Company presentations.

STARBOARD VALUE
8

Despite Strong Product Positioning, Box Has Failed to Deliver on Its Commitments

Box claims to be well-positioned to drive accelerating growth.

■ While there is a perception that Box has been facing increased competitive pressure from larger players, such as Microsoft, Box's <u>**management team has been adamant that the end market opportunity has only improved.**</u>

"I would say that no <u>**real material changes for some time from a competitive landscape point of view**</u>. Continue to not only view Microsoft as arguably our most important technology partner but our most relevant and formidable competitor. We see them more often than any other company in the enterprise. But what that kind of dynamic has been has really not changed much. <u>**So win rates across the set of competitors that we do see have either been stable or improving**</u>."

- CFO Dylan Smith
September 2019

"…we have seen really <u>**stability across all those different kind of categories of deals in terms of the win rates**</u> that we've seen over the last year. And that is both kind of <u>**in aggregate as well as versus specific competitors**</u>…we are seeing more and more of those opportunities involve one or more add-on products. So that kind of mix shift is actually a tailwind to our total win rates. But in terms of the underlying dynamics, those have been <u>**strong and stable**</u> over the last year."

- CFO Dylan Smith
September 2020

■ Yet, <u>**despite these confident claims of stable win rates and strong competitive positioning, Box's revenue growth has continued to decelerate**</u>.

   – To date, <u>**Box has missed EVERY long-term revenue target it has ever published.**</u>

Box has had a poor track record as a public company

Source: Company transcripts.
Note: Emphasis has been added by Starboard.

Box Has Consistently Missed Its Long-Term Targets

Since its IPO in 2015, Box has set and missed numerous long-term revenue targets.



Consistent Failure to Hit Revenue and Growth Targets				
September 2016	**October 2017**	**August 2018**	**October 2019**	**September 2020**
$1 Billion Run-Rate in FY2021	$1 Billion Run-Rate in Q3 FY2021	$1 Billion in FY2022	12% - 18% FY2023 Growth	12% - 16% FY2024 Growth

($ in millions)

(20%) Miss — $1,000 Target → $796 Q4 FY2021 Run-Rate

(22%) Miss — $1,000 Target → $784 Q3 FY2021 Run-Rate

(15%) Miss — $1,000 Target → $849 FY2022 Guidance[1]

(500bps) Miss at Midpoint — 12% - 18% Target → 10% FY2023 Consensus

12% - 16% Target → ??? FY2024 Growth

Box has missed EVERY long-term revenue target it has set since its IPO

Source: Company filings, Company transcripts.
Note: Market data as of 8/4/21.
(1) Represents midpoint of guidance.

Box Has Been Disappointing Since Its IPO

Starboard invested in Box following a massive swell of frustration from the investment and analyst community as a result of Box's continually poor execution.

"We believe the time has come for material changes in leadership here as BOX remains in a "no-man's land" for investors – not enough growth and not enough margin. We have covered tech/software for 18 years and have never come across a company that is a leader in a $40B TAM and continues to mis-execute so badly. The commentary every quarter of "strong demand", "sales productivity/enablement improvements" and "solid momentum" in the business have not correlated with decelerating growth across all metrics for a number of quarters. It is also amazing to us the Board of Directors has done nothing to push the issue. We believe this is potentially an activist investor's dream but with five of the nine board members being founders/VCs we see a bit of a roadblock…Management is now two years into a go-to-market transformation with no indicators pointing to any sign of success. Something must change."

- Craig-Hallum
August 2019

Source: Wall Street research.
Note: Emphasis has been added by Starboard.

Box Continues to Disappoint Today

Today, there continues to be significant frustration with Box's performance and a lack of belief in Box's ability to improve results.

"While Box was once one of the fastest-growing companies in software (70% growth at $225M+ in ARR at IPO), **growth has dramatically decelerated, even prior to COVID**. Growth did improve in the most recent quarter (with some COVID headwinds fading), but **we do not believe Box will be able to sustain double-digit growth and find its FY24 12%-16% revenue growth target difficult to underwrite**…

Part of the reason we struggle to underwrite Box's story of accelerating growth and expanding margins is the fact that **Box has discussed initiatives to accelerate growth in the past, but not delivered on it, and has had several different target models, consistently needing to walk them back**…

Based on our due diligence, we do believe that Box has competitively differentiated technology for content management at the enterprise end of the market and like the company's vision but take the view that a mixture of competitive pressures (namely OneDrive) and **an underperforming GTM motion are the primary contributors to the company's underwhelming execution**. Additionally, considering the nature of Box's solutions, **if the rise of remote work and digital transformation trends haven't yet translated into an improved environment for the company we are not sure what Box needs to see to start executing**."

- RBC Capital Markets
July 2021

Source: Wall Street research.
Note: Emphasis has been added by Starboard.

Box Was a Disappointment Prior to Our Involvement

Box's financial performance and stock price massively underperformed that of its proxy peer group (the "Peer Group") prior to our involvement.



	Box Performance Prior to Our Involvement

Operating Margin *Underperformed*[1]
Peer Group Median[2]: 6.3%
box: (2.4%)
(870bps) Relative Under-performance

Growth + Profitability *Underperformed*[1]
Peer Group Median[2]: 27.2%
box: 17.8%
(940bps) Relative Under-performance

Stock Price *Underperformed*
Peer Group Average[3]: 169%
box: 6%
(163%) Relative Under-performance

Prior to our involvement, Box consistently disappointed investors and failed to create value

Source: Company filings, Capital IQ.
Note: The full universe of potential Box peers is not listed here and the comparisons made herein may differ materially as a result.
(1) Operating margin as of FY2018 and growth + profitability calculated as FY2018 revenue growth + FY2018 operating margin, except for Guidewire, New Relic, Box, 8x8, Cloudera, Zuora, and Nutanix, which are FY2019 because their fiscal year does not end on December 31. (2) Peer Group includes all peers listed on page 12 of the Company's FY2021 amended 10-K, excluding Forescout Technologies and RealPage, which were acquired in August 2020 and April 2021, respectively. (3) Peer Group includes all peers listed on page 12 of the Company's FY2021 amended 10-K. Returns adjusted for dividends and are from 1/22/2015 to 9/3/2019. Peer Group stock price performance is equal-weighted.

Since Then, Under Severe Pressure, Box Has Addressed Some Opportunities, But Significant Issues Remain

Despite margin improvement, growth continues to decelerate while exorbitant equity issuance and compensation issues continue to plague the Company.

Focus Only on Non-GAAP Metrics

- Following our urging and insistence, Box has made improvements to its operating margin and generated **15% non-GAAP operating margins last year**.

  - However, after deducting stock-based compensation ("SBC"), **Box is still unprofitable**.

  - Stock-based compensation remains at 20% of revenue despite revenue growing only ~10%.

  - **Stock-based compensation** as a percentage of market cap is **twice the peer median**.

Failed to Reinvigorate Growth

- Furthermore, Box has **completely failed to uphold commitments to re-accelerate revenue growth**.

- Box has missed on a number of key metrics:

  - Net Retention Rate Target: **Missed**

  - Large Deal Growth Target: **Missed**

  - Sales Force Productivity Improvement Target: **Missed**

  - Long-Term Revenue Targets: **Missed**



FY2021 Operating Margin



Revenue Growth Over Time

Issuing 20% of revenue in equity while growing 10% is not sustainable

Source: Company filings, Capital IQ, Bloomberg.
Note: Market data as of 8/4/21.

Box Is Plagued By More Than Operational Issues

Box has <u>poor governance and compensation practices</u>, and the Company recently executed financings that we believe <u>were not in the best interests of common stockholders</u>.

Compensation Issues	**<u>Poorly designed compensation programs that do not tie executive compensation to stockholder value creation.</u>** - Exorbitant annual stock-based compensation. **<u>Short-term incentive compensation paid in equity, eliminating the self-funding nature</u>** of such programs.
Governance Issues	- History of poor governance standards, including a dual-class structure at IPO and many stockholder-unfriendly provisions. - Leading proxy advisory firms have **<u>regularly recommended WITHHOLD votes</u>** against incumbent directors. - Recently took purely **<u>reactionary steps to address some governance deficiencies</u>**. - Long-tenured directors and significant interlocks among the Board of Directors
Capital Allocation Issues	- Significant net cash balance, generates free cash flow every quarter, and has no history of doing sizeable M&A. - Despite this, **<u>raised almost $850 million in two unnecessary financing transactions within a three month period</u>**. **<u>We believe the Preferred Financing and related self-tender scheme were done to "buy the vote" and dilute the voice of common stockholders.</u>**

Box's Board has overseen severe deficiencies in compensation, governance, and capital allocation practices

Box's Own Board Is Unhappy With the Company's Poor Performance

In each of FY2019, FY2020, and FY2021, Box's Compensation Committee chose to exercise "negative discretion" under the annual incentive plan due to dissatisfaction with the Company's performance.

FY2019 Executive Bonus Plan	FY2020 Executive Bonus Plan	FY2021 Executive Bonus Plan
"**In light of corporate performance** for the quarter ended January 31, 2019, the Compensation Committee **exercised its discretion to adjust the payouts for our named executive officers down** to approximately 70% of their bonus targets."	"**In light of corporate performance** for the quarter ended January 31, 2020, the Compensation Committee **exercised its discretion to adjust the payouts for our named executive officers down** to approximately 50% of their bonus targets."	"**In light of corporate performance** in fiscal year 2021, our Compensation Committee **exercised its discretion to adjust the payouts for our named executive officers down** to approximately 90% of their bonus targets."

- In each of the last three years, the **Board of Directors (the "Board") has apparently been so displeased with the Company's performance that it has cut management's bonuses that were earned based on previously agreed-upon targets**.

    - In other words, corporate performance was so poor that the Board reduced incentive compensation for three consecutive years.

- Despite **claiming that the Company is executing well** and asking stockholders to **support the status quo**, the Board has clearly been displeased with performance.

- How can the Board ask stockholders to support the status quo when its own **directors are clearly dissatisfied with performance**?

If the Board is not happy with management and the Company's performance, why should stockholders be?

Source: Company filings.
Note: Emphasis has been added by Starboard.

STARBOARD VALUE

Box Trades at a Deep Discount to Its Peer Group

Due to repeatedly missing commitments and a lack of credibility with investors, Box trades at a deep discount to its peers.

- We believe that with improved performance and execution, as well as better oversight and governance practices, Box has a significant opportunity for sustainable, long-term value creation.



Enterprise Value / CY2022E Revenue

Five9	21.2x
Hubspot	16.7x
Guidewire	10.9x
Zendesk	9.1x
Qualys	8.3x
New Relic	6.1x
SolarWinds	5.9x
Momentive	5.6x
Zuora	4.8x
Cornerstone OnDemand	4.6x
Nutanix	4.5x
8x8	4.2x
FireEye	4.1x
Box	4.0x

Median: 5.9x

We believe there is opportunity to bridge the valuation gap between Box and its peers

Source: Capital IQ.
Note: Peers listed above include all peers listed on page 12 of the Company's FY2021 amended 10-K, excluding Forescout Technologies and RealPage, which were acquired in August 2020 and April 2021, respectively. It also excludes Cloudera and Proofpoint, each of which recently announced a sale transaction. The full universe of potential Box peers is not listed here and the comparisons made herein may differ materially as a result. Market data as of 8/4/21.

Box Trades at a Massive Discount to Best-In-Class Software Companies

Box's Peer Group has been recently revised to include lower growth companies as Box's own growth rate has slowed.

- We believe Box is exposed to favorable end-market trends in a large, growing market and should strive to be best-in-class.

- If Box is able to accomplish this transformation, there is enormous potential upside based on current market valuations.



Enterprise Value / CY2022E Revenue

Zscaler	32.6x
Atlassian	30.7x
Datadog	29.0x
Veeva Systems	23.1x
DocuSign	22.3x
Five9	21.2x
Paycom Software	19.0x
Dynatrace	17.3x
HubSpot	16.7x
Paylocity	13.5x
Zendesk	9.1x
Qualys	8.3x
Box	4.0x

Median: 20.1x

We believe there is opportunity to bridge the valuation gap between Box and its peers

Source: Capital IQ.
Note: Best-in-class group represents what Starboard believes is the group of best-in-class peer software companies and review of related Wall Street research that is subject to a certain degree of subjectivity – the full universe of potential Box peers is not listed here and the comparisons made herein may differ materially as a result. Market data as of 8/4/21.

We Believe There Are Opportunities to Improve Operating Performance at Box

Summary of Potential Operational Improvement Opportunities	
Revenue Growth & Go-To-Market Strategy	▪ Sustainably improve Box's revenue growth through **improvements to the go-to-market organization**. ▪ Develop a more **customer-centric culture** in its go-to-market organization and make its **customers' business outcomes the singular focus of every employee**. ▪ Improve sales efficiency and drive growth through a **more focused approach on the opportunities where it has the greatest right to win, rather than trying to be all things to all people**. ▪ Significantly **improve sales force productivity to benchmark standards** to drive improvements in revenue growth with the existing cost structure.
Gross Margin Opportunity	▪ Thoroughly **review mix of datacenter usage and public cloud usage** to create optimal mix of infrastructure. ▪ Box has failed to see the benefits of the cost savings it has promised, as **gross margins have fallen despite revenue mix tailwinds**. ▪ Drive more rapid **mix shift to multi-product customers** to create revenue and margin tailwinds. ▪ Realize benefits of cost savings that come from **winding down data center redundancy**.
Other Operational Improvement Opportunities	▪ R&D expenses have grown rapidly when adjusting for acquisition spend related to new product introductions. ▪ Develop a more customer-centric culture in the product development organization. ▪ Stringent evaluation of return on investment related to all product development initiatives.

Source: Starboard research.

STARBOARD VALUE

We Have Nominated a Highly-Qualified Minority Slate of Directors Who Are Equipped to Help Govern Box

Collectively, we believe our director nominees have the necessary experience and independence to oversee a value-enhancing transformation of Box.

Overview of Starboard Nominees

 

Deborah S. Conrad

Seasoned technology executive who previously served as Chief Marketing Officer at Intel

- 27 year career at Intel including roles as Corporate VP and CMO and senior positions of increasing responsibility across multiple areas, including marketing, communications, brand management, and business development
- Currently serves as the Interim CMO at NovaSignal, a medical technology company
- Currently serves as an Executive Advisory Board Member for BioIQ, a healthcare technology company, and as a Strategic Advisor at Grand Rounds, a healthcare technology company
- Previously served on the Board of Directors of the Intel Foundation, and Samasource (n/k/a Sama)

 

Peter A. Feld

Seasoned finance executive with extensive knowledge of capital markets, corporate finance, and public company governance practices.

- Managing Member and Head of Research at Starboard Value LP
- Prior to founding Starboard, he was a Managing Director at Ramius and a Portfolio Manager at Ramius Value and Opportunity Master Fund Ltd.
- Mr. Feld currently serves as Chair of GCP and a director of NortonLifeLock and Magellan Health
- Mr. Feld previously served as a director of AECOM, Marvell Technology, Brink's, Darden Restaurants, Insperity, and Tessera, among others

  

Xavier D. Williams

Seasoned cloud communication and technology executive who previously served as President of multiple businesses at AT&T

- Current Vice Chairman and former CEO at American Virtual Cloud Technologies, a leading publicly traded cloud communications and IT services provider
- Previously had a career spanning ~30 years at AT&T, culminating in his role as President of AT&T's Public Sector & First Net
- At AT&T, he served in positions of increasing responsibility, across multiple areas, including finance, product management, strategy, sales, HR, global operations and customer service, including previous roles as President of Business Operations, President of Global Public Sector & Wholesale Markets, and President of Gov. Solutions & National Business, among others

II. Starboard's History at Box

We Have Attempted to Work With Box for Two Years

Starboard invested in Box two years ago based on our view that the Company could significantly improve its performance and create substantial value for the benefit of all stockholders after years of underperformance.

- Box went public in January 2015, with a dual-class stock structure and several other governance deficiencies, and its Board was largely comprised of insiders and venture capital investors.

- Over the next few years, Box grew its revenue base but had **decelerating growth rates** and **negative operating margins**. During this time, **Box's stock price massively underperformed** software peers and the broader market.

- We initially engaged with Box in mid-2019 and filed a Schedule 13D in September 2019, **disclosing a 7.5% ownership stake**.

- For most of the past two years, we were able to work **collaboratively and constructively** with the Company in hopes of helping Box improve its performance.

  – On a related note, the Company's attempts to portray Starboard as short-term oriented are nonsensical – **we have been stockholders for two years** and are seeking **direct Board representation** on behalf of common stockholders.

  – Meanwhile, the Company's **management team and directors have been consistent sellers of stock** since Box's IPO.

- When Box missed its commitments and reported poor results in December 2020, **we again asked difficult questions about strategy, operations, leadership, and the right path forward for the Company**.

- At this point, it appears our relationship soured, and the **Board began to take defensive actions** that we believe were not in the best interests of common stockholders.

Our only goal has been to help Box create long-term value for the benefit of all stockholders

Box Lacked Operational Rigor and Financial Discipline

Prior to Starboard's involvement in 2019, Box's operating performance significantly lagged that of the Peer Group.

- For years following its IPO, due to overspending in pursuit of elusive growth, as well as poor execution, **Box operated at subpar profitability levels**, leading to investor and analyst frustration.



CY2018 Non-GAAP Operating Margin[1]

SolarWinds	Qualys	Guidewire	Five9	Cornerstone OnDemand	Proofpoint	New Relic	Hubspot	Momentive	FireEye	Zendesk	Box	8x8	Cloudera	Zuora	Nutanix
46.7%	31.3%	17.0%	14.2%	11.8%	11.7%	6.3%	6.3%	6.0%	2.9%	0.6%	(2.4%)	(6.7%)	(14.0%)	(20.5%)	(22.2%)

Analyst Commentary

"…we're **not at all surprised that value-oriented investors have taken a significant stake**…with **Box spending ~41% of revenue on sales and marketing (higher than most SaaS peers in the ~30% range)**, we think a shift towards margin expansion could provide an avenue for unlocking shareholder value."

- Raymond James
September 2019

"**Margin profile is unfit for BOX's current growth rate. With S&M at north of 40% of revenue, we should be seeing a greater impact in revenue and billings acceleration**. Gross margin also continues to decline, coming in at 71.3% this quarter, in comparison to 72.3% last quarter."

- Craig-Hallum
August 2019

Prior to our involvement, stockholders were frustrated with Box's poor profitability levels

Source: Company filings, Wall Street research.
Note: Peers listed above include all peers listed on page 12 of the Company's FY2021 amended 10-K, excluding Forescout Technologies and RealPage, which were acquired in August 2020 and April 2021, respectively. Emphasis has been added by Starboard. The full universe of potential Box peers is not listed here and the comparisons made herein may differ materially as a result.
(1) Operating margin is of FY2018, except for Guidewire, New Relic, Box, 8x8, Cloudera, Zuora, and Nutanix, which are FY2019 because their fiscal year does not end on December 31.

Box Lagged Peers Prior to Starboard's Involvement

Box did an extremely poor job balancing growth and profitability, leading to a valuation multiple discount relative to the Peer Group.

- **In the software space, there is a positive correlation between strong growth + profitability and higher valuation.**

- Despite spending significantly to grow revenue, **Box failed to achieve strong top line results**, indicating the Company was **overspending in the pursuit of growth.**

- Due to this **combination of poor growth and profitability**, Box traded at a **significantly lower valuation multiple than peers.**



CY2018 Growth + Profitability



Growth + Profitability vs. EV / NTM Revenue as of December 31, 2018

Box traded at a discount to peers due to a weak combination of growth + profitability

Source: Company filings, Capital IQ, Bloomberg.
Note: Growth + profitability calculated as FY2018 revenue growth + FY2018 operating margin, except for Guidewire, New Relic, Box, 8x8, Cloudera, Zuora, and Nutanix, which are FY2019 because their fiscal year does not end on December 31. The full universe of potential Box peers is not listed here and the comparisons made herein may differ materially as a result.
(1) Peer Group includes all peers listed on page 12 of the Company's FY2021 amended 10-K, excluding Forescout Technologies and RealPage, which were acquired in August 2020 and April 2021, respectively.

Box Has Created Essentially No Value Since Its First Day of Trading

Box's stock price today is at approximately the same price where it closed after its first day of trading.

- Box's stock price has increased by a meager 5% in six years, while its **Peer Group has gained more than 500%** during this same time.



Stock Price Performance Since Day 1 as a Publicly Traded Company

Box's stock price is near where it closed on its first day of trading while its Peer Group has multiplied in value

Source: Company filings, Capital IQ.
Note: Returns adjusted for dividends and are from 1/23/2015 to 8/4/2021. Peer Group include all peers listed on page 12 of the Company's FY2021 amended 10-K. Peer Group stock price performance is equal-weighted.

STARBOARD VALUE

Starboard's Involvement Was Well-Received by the Market

In September 2019, after years of stockholder frustration and poor performance at Box, Starboard filed a Schedule 13D disclosing a large position in the Company.

1-Day Share Price Reaction[1]	Analyst Commentary



"We are **not surprised to see the involvement of an activist**…An activist investor presents Box with an **opportunity to improve sales execution**…We note that **Box has one of the lowest sales efficiencies across our entire coverage universe**."

- D.A. Davidson
September 2019

"…we're **not at all surprised that value-oriented investors have taken a significant stake**…with Box spending ~41% of revenue on sales and marketing (higher than most SaaS peers in the ~30% range), **we think a shift towards margin expansion could provide an avenue for unlocking shareholder value**."

- Raymond James
September 2019

"Although we have maintained a positive view on Box's positioning and product portfolio, the company's go-to-market execution has been consistently disappointing…if the solution selling strategy under COO Stephanie Carullo fails to materialize in a meaningful reacceleration in growth, **we would expect Starboard to increasingly pressure Box's management team to reevaluate its growth vs. margin framework**."

- Wells Fargo
September 2019

Analysts and investors appeared excited to see Starboard involved in Box after years of stockholder frustration

Source: Capital IQ, Wall Street research.
Note: Peer Group include all peers listed on page 12 of the Company's FY2021 amended 10-K. Emphasis has been added by Starboard.
(1) Share price reaction as of 9/4/2019, the first trading day after Starboard publicly disclosed its position in Box via a 13D filing. Peer Group stock price performance is equal-weighted.

STARBOARD VALUE

We Took a Collaborative and Open-Minded Approach to Help Box

Our investment thesis focused on a clear opportunity to <u>drive profitable growth</u>, <u>improve capital allocation</u>, and <u>enhance governance and compensation practices</u>.

- Over the past two years, we have highlighted numerous opportunities to improve operations:

  - Improving **<u>go-to-market strategy</u>**, **<u>sales execution</u>**, and **<u>sales force productivity</u>**;

  - Improving the overall **<u>cost structure</u>** through **<u>improved expense management</u>** and shifting appropriate functions to **<u>lower cost geographies</u>**;

  - Addressing **<u>performance issues in the EMEA</u>** region;

  - Slowing the **<u>excessive annual equity issuance</u>** and **<u>severe compensation design issues</u>**.

- During this time, **<u>Starboard has had more than 45 meetings and calls with members of Box's management team and Board.</u>**

- Box regularly expressed its appreciation for our involvement and influence in driving performance.

> *"…Just wanted to say thanks for all the pushing on us over the past year. We have a lot more we need to get done but we have a completely new way of seeing [the] world that is extremely helpful to how we're executing now. So, thanks."*
>
> *- CEO Aaron Levie*
> *Email to Peter Feld – September 3, 2020*

We have attempted to work with Box to help from the outside for the past two years

Source: Email from Aaron Levie, CEO of Box, to Peter Feld, Managing Member of Starboard.

Starboard's Settlement With Box

In March 2020, Box and Starboard reached an agreement that improved Box's poor governance profile.

Box Announces Agreement With Starboard

3/23/20

Three New Independent Directors to Join Board

Announces Formation of Operating Committee to Drive Growth and Margin Improvement

- During our engagement, we developed a view that meaningful changes were likely needed to sustainably improve performance.
- However, the Board and management were **insistent that the Company simply needed a bit more time** to prove out its ability to **accelerate growth and improve margins**.
- In furtherance of our constructive engagement, we **agreed to a settlement in March 2020**.

☑ Added two new independent directors recommended by Starboard and one chosen by the Company to the Board.

☑ Removed three directors who had WITHHOLD recommendations from Institutional Shareholder Services ("ISS") in each of their previous elections for the Board.

☑ After extensive pressure and insistence, Box's CFO agreed to step down from the Board.

☑ Formed an Operating Committee on the Board to drive growth and margin improvement.

☒ Refused to remove the supermajority voting requirement to amend the Charter and Bylaws despite our insistence.

☒ Following the settlement, in which the incumbent Lead Director left the Board, named another long-tenured director as the new Lead Director.

☒ Appointed a new director with a history of negative views towards active stockholders.

☒ Failed to address compensation issues and reduce its exorbitant annual equity issuance.

☒ Failed to instill accountability and maintained its pattern of inaction when the Company failed to meet its commitments.

Starboard's settlement with Box resulted in long-overdue changes, with continued room for improvement

Source: Company press release.

Box Has Failed to Reinvigorate Growth

Despite repeatedly making promises to reinvigorate growth, management failed to execute and Box continues to see lackluster top-line performance.

Select Sellside and Industry Analyst Commentary

"Holger Mueller of Constellation Research Inc. said Box's revenue growth of just 10% was 'measly' and that shareholders such as Starboard were right to ask why the company has not performed better...**'But the question needs to be asked, why has Box only grown by 10% during pandemic times, while the global economy is restarting and reinventing itself around digital processes**?'"

- Silicon Angle
May 2021

"Box has guided to a meaningfully improved financial model, expecting to achieve the "Rule of 40" by FY24 and calling for accelerating growth with meaningful margin expansion. While we would certainly like to see that, **the problem is Box has always ranked low on sales efficiency and seen declining net retention rates, which makes it tough for us to underwrite the combination of the two**."

- RBC Capital Markets
July 2021

Quarterly YoY Revenue Growth



Despite constant promises of revenue growth reacceleration, Box has failed to deliver

Source: Company filings, Wall Street research, public news articles.
Note: Market data as of 8/4/21. Emphasis has been added by Starboard.

While Non-GAAP Margins Have Improved, Box Is Still Unprofitable After Stock-Based Compensation

Despite improved non-GAAP profitability, Box is still unprofitable when factoring in stock-based compensation, which is a real expense.

- Prior to Starboard's involvement, management was **massively overspending with a singular focus on growth**.
- Following our insistence, management began to improve operating margins over a short period of time, indicating how much "low-hanging fruit" existed.
- However, although it may seem that Box is finally operating at positive profitability levels, when deducting stock-based compensation, Box is still unprofitable.



Adjusted Operating Margin Improvement

15.4%
(2.4%)
FY2019
FY2021

Negative Profitability After Stock-Based Compensation (FY2021)

15.4%
Box is still unprofitable after deducting stock-based compensation
(4.6%)
Adj. Operating Margin
Adj. Operating Margin - SBC

Box is still operating at negative profitability after deducting stock-based compensation

Source: Company filings.

Box Continues to Significantly Underperform

As a result of the issues, the Company continues to underperform relative to its Peer Group and the broader market.



Stock Price Performance Since Starboard Settlement

Legend: BOX — S&P 500 Total Return — IGV - iShares Expanded Tech-Software Sector ETF — Peer Group

Box's stockholder returns continued to lag that of its peer group and the broader market

Source: Company filings, Capital IQ.
Note: Returns adjusted for dividends and are from 3/20/2020 to 8/4/2021. Peer Group include all peers listed on page 12 of the Company's FY2021 amended 10-K. Peer Group stock price performance is equal-weighted.

STARBOARD VALUE

Issues Continue to Plague Box

Box continues to have a number of issues that demonstrate an urgent need for change.

Continued Operational Misexecution	▪ Continues to **miss its short-term and long-term operational and financial commitments.** ▪ **Failed to reinvigorate growth** after two years of promising an imminent reacceleration. ▪ **Lost credibility with investors** and **trades at one of the lowest multiples in the industry.**
Poor Compensation & Governance Practices	▪ **Continues to have restrictive, stockholder-unfriendly governance practices** and **has made reactionary changes** only under immense pressure. ▪ **Failed to create compensation programs that appropriately tie executive compensation to long-term value creation**. ▪ Continues to **significantly dilute stockholders** through its exorbitant equity issuance.
Questionable Capital Allocation Decisions	▪ **Raised nearly $850 million of capital it did not need.** ▪ Seemingly completed the **egregious, defensive Preferred Financing and related self-tender to "buy the vote" and dilute the voice of common stockholders.**

Box continues to have a litany of issues

Source: Company filings, Capital IQ, Bloomberg.

STARBOARD VALUE

Box Began to Take Defensive Actions After Disappointing Investors Yet Again

Following a disappointing set of results for Q3 FY2021, Starboard re-energized its engagement with the Board regarding performance and the right path forward for the Company.



12/1/2020: Box **discloses disappointing Q3 FY2021 results** and sets revenue guidance below consensus for Q4.

1/14/2021: The Company **issues $345 million of convertible notes** despite having a net cash position and generating positive free cash flow.

1/19/2021: After raising $345 million of convertible notes, the Company immediately initiated a strategic review.

4/8/2021: In a seeming attempt to further entrench the Board and management team, Box announced the $500 million Preferred Financing, which included a provision that required preferred equity holders to vote in accordance with the Board's recommendations until Sep. 2024, as well as a board seat for KKR Partner John Park.

12/2/2020: **Starboard engaged with management and the Board** to discuss the Company's poor Q3 results and the path forward.

1/19/2021: **Starboard sent a private letter to the Board expressing its disappointment with the Company's financial results and its view that the recent capital raise was unnecessary**. Starboard also detailed its view that there were multiple paths to create value at Box and if the Board chose to operate Box as an independent, public company, the Board needed to explore further changes because the status quo was clearly not working.

3/18/2021: After failing to sell the Company and apparently feeling pressure from our presence, the Board **unilaterally extended the nomination deadline** for the Annual Meeting, which led to **the extension of our standstill** as a part of our agreement with the Company from March 2020.

Box took stockholder-unfriendly actions in a misguided attempt to defend any challenges to the status quo

Box Was Not Receptive to Our Attempts to Work Together

Starboard's involvement was once again well-received by stockholders, as evidenced by the stock price reaction on the day of our nomination.

Starboard Announced Intention to Nominate Board Directors(1)

Starboard Delivers Open Letter to Box Stockholders

Highlights Disappointment with the Company's Results and Recent Financing Transactions

Announces Intent to Nominate Highly Qualified Director Candidates for Election at Upcoming Annual Meeting of Stockholders

1-Day Price Reaction to Starboard Nomination(2)



6.0%
(1.0%)
(2.3%)
(1.7%)
Box
S&P 500
IGV
Peer Group

Investors reacted favorably to our involvement

Source: Capital IQ.

(1) Letter announcing intention to nominate was published on 5/3/2021. Letter disclosing nomination was published on 5/10/2021.

(2) Share price reaction as of 5/10/2021, the first trading day after Starboard delivered its nomination letter to Box stockholders. Peer Group stock price performance is equal-weighted.

Our Goal Is to Help Box

We have been <u>focused solely on helping the Company</u> improve its performance and <u>create long-term value</u> during the entirety of our engagement with Box.

- We have spent much of the past two years **<u>working with and encouraging Box to perform better</u>**, address past issues, and create value for the benefit of common stockholders.

- Following the 2020 settlement agreement, we remained hopeful that the Company would follow through on its commitments to improve both growth and profitability and create significant long-term value.

- Unfortunately, **<u>revenue growth continued to decelerate</u>**, contradicting management's promises to the contrary, and the **<u>Company failed to deliver on a number of its commitments</u>**, further **<u>damaging credibility</u>** with investors.

- Despite this, <u>we have continued to attempt to engage constructively</u> with the Company to position Box for long-term success, **<u>even as Box took actions that we did not feel were in the best interests of common stockholders</u>**, highlighted by the unnecessary and egregious Preferred Financing and related self-tender scheme.

- We have made **<u>repeated, constructive attempts to settle with Box</u>**, to no avail.

- We are **<u>fully and completely aligned with Box's stockholders</u>** – **<u>we only do well if the Company does well over the long-term</u>**.

As a common stockholder, we are completely aligned with Box's long-term success

III. Real Change Is Required at Box

Box Is in Need of Change Following Years of Underperformance

We believe there are many serious issues that must be addressed at Box.

A. Stock Price Underperformance

- ☒ **Underperformed its Peer Group by 451%** since its IPO
- ☒ Trades at the lowest revenue multiple of its Peer Group

B. Poor Operating Performance

- ☒ Continued **subpar revenue growth** despite promises to reinvigorate growth
- ☒ Negative operating margins when accounting for stock-based compensation

C. Pattern of Missed Expectations

- ☒ To date, **missed every long-term revenue target** it has set
- ☒ Management has lost significant credibility with investors

D. Poor Capital Allocation

- ☒ Raised significant amounts of **unnecessary capital**, despite a large net cash balance and positive free cash flow
- ☒ Executed $500 million Preferred Financing to **"buy the vote"** and dilute common stockholders
- ☒ Repurchased shares from frustrated stockholders likely to support change at an inflated price through a self-tender

E. Severe Compensation Concerns

- ☒ Annual **equity issuance is exorbitant** and highly dilutive
- ☒ Poorly designed compensation programs
- ☒ Limited disclosure on how key executives are compensated

F. Poor Governance Practices

- ☒ Continues to have **poor governance practices** and make **reactionary changes** only under immense pressure ahead of a contested election

G. Track Record of Insider Selling

- ☒ Management and Board have sold significant amounts of stock
- ☒ No director or member of senior management has purchased a **single share of stock in the open market since October 2015**

By almost any measure, Box has not delivered for stockholders

Source: Capital IQ, Company filings, Company transcripts.
Note: Performance data as of 8/4/2021. Peer Group stock price performance is equal-weighted.

STARBOARD VALUE

A) Stock Price Underperformance

Box Has Massively Underperformed Since Its IPO

Since its IPO, Box has significantly underperformed its Peer Group, as well as the software industry and broader market

- Despite Box's technology leadership and strong competitive positioning, the Company has underperformed its Peer Group by more than 450% since its inception as a public company.

Share Price Performance Since IPO



500%
400%
300%
200%
100%
0%
-100%
Jan. 15
Jul. 15
Jan. 16
Jul. 16
Jan. 17
Jul. 17
Jan. 18
Jul. 18
Jan. 19
Jul. 19
Jan. 20
Jul. 20
Jan. 21
Jul. 21
525%
350%
143%
74%
~451% Under-performance
BOX
S&P 500 Total Return
IGV - iShares Expanded Tech-Software Sector ETF
Peer Group

Box's share price has significantly underperformed since its IPO in January 2015

Source: Company filings, Capital IQ.
Note: Returns adjusted for dividends and are from 1/22/2015 to 8/4/2021. Peer Group include all peers listed on page 12 of the Company's FY2021 amended 10-K. Peer Group stock price performance is equal-weighted.

Box Has Created Essentially No Value Since Its First Day of Trading

Box's stock price today is at approximately the same price where it closed after its first day of trading.

- Box's stock price has increased by a meager 5% in six years, while its **Peer Group has gained more than 500%** during this same time.



Stock Price Performance Since Day 1 as a Publicly Traded Company

Box's stock price is near where it closed on its first day of trading while its Peer Group has multiplied in value

Source: Company filings, Capital IQ.
Note: Returns adjusted for dividends and are from 1/23/2015 to 8/4/2021. Peer Group include all peers listed on page 12 of the Company's FY2021 amended 10-K. Peer Group stock price performance is equal-weighted.

Significant Relative Underperformance

Since its IPO, Box's stock price performance has lagged its Peer Group, as well as the broader market indices, across almost every time horizon.

Returns Summary

	1-Year	3-Year	5-Year	Since IPO
S&P 500	35.2%	63.8%	123.7%	142.5%
IGV - iShares Expanded Tech-Software Sector ETF	35.6%	116.8%	274.8%	343.0%
Peer Group	35.8%	81.4%	252.3%	525.2%
Box	**35.6%**	**(0.4%)**	**104.4%**	**74.2%**
Over / (Underperformance) vs. S&P 500	0.4%	(64.2%)	(19.3%)	(68.2%)
Over / (Underperformance) vs. IGV	0.0%	(117.1%)	(170.3%)	(268.8%)
Over / (Underperformance) vs. Peer Group	(0.2%)	(81.8%)	(147.9%)	(451.0%)

One-Year Stock Price Performance



Three-Year Stock Price Performance



Five-Year Stock Price Performance



Box stock price has significantly underperformed over almost any timeframe

Source: Company filings, Capital IQ.
Note: Returns adjusted for dividends. Performance data as of 8/4/2021. Peer Group include all peers listed on page 12 of the Company's FY2021 amended 10-K. Peer Group stock price performance is equal-weighted.

STARBOARD VALUE

Box Has a Consistent Track Record of Disappointing Investors

Box's stock price has reacted negatively following earnings more than 65% of the time since its IPO.

1-Day Stock Price Reaction to Earnings Since IPO

Negative Stock Price Reaction in 17 of 26 quarters with 5 drops in excess of 10%



1
1
3
4
3
5
5
2
1
1
(20%) or Worse
(20%) to (15%)
(15%) to (10%)
(10%) to (5%)
(5%) to (2.5%)
(2.5%) to 0%
0% to 2.5%
2.5% to 5%
5% to 10%
10% to 15%
15% to 20%
20%+

Quarter	Stock Price Reaction
Q4 FY15	(11.4%)
Q1 FY16	2.8%
Q2 FY16	(2.7%)
Q3 FY16	(6.7%)
Q4 FY16	1.7%
Q1 FY17	(11.5%)
Q2 FY17	1.8%
Q3 FY17	(1.1%)
Q4 FY17	(8.1%)
Q1 FY18	9.5%
Q2 FY18	(0.1%)
Q3 FY18	(4.2%)
Q4 FY18	(23.3%)

Quarter	Stock Price Reaction
Q1 FY19	(7.6%)
Q2 FY19	(10.9%)
Q3 FY19	(0.3%)
Q4 FY19	(18.7%)
Q1 FY20	(4.2%)
Q2 FY20	2.2%
Q3 FY20	11.5%
Q4 FY20	2.0%
Q1 FY21	(0.8%)
Q2 FY21	4.9%
Q3 FY21	(8.8%)
Q4 FY21	(0.4%)
Q1 FY22	1.9%

Box has a history of underachieving relative to investor expectations

Source: Bloomberg.

Box Trades at a Deep Discount to Its Peer Group

As a result of consistent misexecution and questionable capital allocation decisions, Box continues to trade at a deep discount to its Peer Group.

- Box has failed to produce enough consistent growth to attract growth-oriented investors and is not generating enough earnings and free cash flow to attract value-oriented investors.



Enterprise Value / CY2022E Revenue

Five9 21.2x, Hubspot 16.8x, Guidewire 10.9x, Zendesk 9.1x, Qualys 8.3x, New Relic 6.1x, SolarWinds 5.9x, Momentive 5.6x, Zuora 4.8x, Cornerstone OnDemand 4.6x, Nutanix 4.5x, 8x8 4.2x, FireEye 4.1x, Box 4.0x

Median: 5.9x

Box trades at the lowest multiple of its Peer Group

Source: Capital IQ.
Note: Peers listed above include all peers listed on page 12 of the Company's FY2021 amended 10-K, excluding Forescout Technologies and RealPage, which were acquired in August 2020 and April 2021, respectively. It also excludes Cloudera and Proofpoint, each of which recently announced a sale transaction. Market data as of 8/4/21. The full universe of potential Box peers is not listed here and the comparisons made herein may differ materially as a result.

B) Poor Operating Performance

Annual Revenue Growth Continues to Decelerate

Box's revenue growth rate continues to decline despite repeated promises from management regarding a reacceleration of revenue growth.

Revenue Growth Over Time	Select Analyst Commentary



"…**if growth has been decelerating dramatically while Box spent like a drunken sailor, we wonder how Box can improve margins while stabilizing growth**, given the low gross margins and low sales efficiency"

- D.A. Davidson
November 2019

"The company's revenue performance **has been nothing to celebrate this year**. ~11% revenue growth in FY'21, **while almost the entirety of the software space is parading the past year as the year of digital transformation acceleration**, has left BOX shares at a standstill and is **head-scratching as the pandemic should logically be a major tailwind for BOX**"

- Craig-Hallum
March 2021

Box has struggled to reinvigorate revenue growth

Source: Company filings, Bloomberg, Wall Street research.
Note: Market data as of 8/4/21.

Recent Revenue Trends Show a Continued Slowdown

Box's recent quarterly results also show decelerating growth.

"Holger Mueller of Constellation Research Inc. said Box's revenue growth of just 10% was 'measly' and that shareholders such as Starboard were right to ask why the company has not performed better…**'But the question needs to be asked, why has Box only grown by 10% during pandemic times, while the global economy is restarting and reinventing itself around digital processes**?"

- Silicon Angle
May 2021

"Box has guided to a meaningfully improved financial model, expecting to achieve the "Rule of 40" by FY24 and calling for accelerating growth with meaningful margin expansion. While we would certainly like to see that, **the problem is Box has always ranked low on sales efficiency and seen declining net retention rates, which makes it tough for us to underwrite the combination of the two**."

- RBC Capital Markets
July 2021

Quarterly YoY Revenue Growth



	Q3 FY2019	Q3 FY2020	Q3 FY2021	Q4 FY2019	Q4 FY2020	Q4 FY2021	Q1 FY2020	Q1 FY2021	Q1 FY2022	Q2 FY2020	Q2 FY2021	Q2 FY2022E
	20.6%	13.6%	10.6%	19.8%	12.1%	8.3%	16.0%	12.6%	10.3%	16.4%	11.4%	10.2%

Despite constant promises of revenue growth reacceleration, Box has failed to deliver

Source: Company filings, Wall Street research, public news articles.
Note: Market data as of 8/4/21.

Lagging Growth Relative to Peer Group

Largely as a result of operational issues, Box continues to have weak revenue growth relative to that of its Peer Group.



CY2021E Revenue Growth

Hubspot	Five9	Zendesk	Momentive	Proofpoint	8x8	Nutanix	Qualys	Zuora	Box	New Relic	FireEye	Cloudera	SolarWinds[1]	Cornerstone OnDemand[2]	Guidewire
44.0%	34.2%	27.7%	18.5%	17.6%	16.8%	11.8%	11.1%	10.7%	10.2%	9.8%	8.6%	6.1%	4.1%	3.6%	(1.9%)

Box has failed to accelerate growth, and its growth rate ranks near the bottom third of its Peer Group

Source: Capital IQ.
Note: Peers listed above include all peers listed on page 12 of the Company's FY2021 amended 10-K, excluding Forescout Technologies and RealPage, which were acquired in August 2020 and April 2021, respectively. The full universe of potential Box peers is not listed here and the comparisons made herein may differ materially as a result. Market data as of 8/4/21. (1) Represents FY2023 consensus revenue growth to adjust for the spin-off of N-able, which was completed on July 19, 2021. (2) Estimated organic growth rate to adjust for inorganic contribution from Saba acquisition, which closed on April 22, 2020.

Box Remains Unprofitable After Deducting Stock-Based Compensation

Although some progress has been made on improving operating margins, Box is still losing money on an operating margin basis when accounting for stock-based compensation.

Adjusted Operating Margin Improvement


15.4%
(2.4%)
FY2019
FY2021

Negative Profitability After Stock-Based Compensation (FY2021)


15.4%
Box is still unprofitable after deducting stock-based compensation
(4.6%)
Adj. Operating Margin
Adj. Operating Margin - SBC

"…we're **not at all surprised that value-oriented investors have taken a significant stake**... with Box spending ~41% of revenue on sales and marketing (higher than most SaaS peers in the ~30% range), **we think a shift towards margin expansion could provide an avenue for unlocking shareholder value**."

- Raymond James
September 2019

"**Margin profile is unfit for BOX's current growth rate. With S&M at north of 40% of revenue, we should be seeing a greater impact in revenue and billings acceleration**. Gross margin also continues to decline, coming in at 71.3% this quarter, in comparison to 72.3% last quarter."

- Craig-Hallum
August 2019

Box is still operating at negative profitability after deducting stock-based compensation

Source: Company filings, Wall Street research.

Net Retention Rate and Large Deal Growth Have Declined Over Time

Box has seen concerning trends with net retention rate and large deal growth, both of which management has repeatedly called out as key drivers of the Company's plan to reaccelerate growth.

Net Retention Rate Has Declined	Large Deal Growth Has Slowed Materially
■ Over the past few years, Box has seen a **meaningful slowdown in net retention rate**.	■ Over the past few years, Box has seen a significant slowdown in the growth of $100,000+ deals signed.
■ Despite claiming to be highly focused on its land-and-expand selling strategy, which should drive increased sales from existing customers, this metric has continued to deteriorate.	■ The Company initially set an **FY2021 target of 30% growth**, which it dramatically missed, ultimately delivering **FY2021 large deal growth of less than 4%.**



Net Retention Rate Over Time



Growth of Large Deals ($100k+) Over Time

Two key underlying growth metrics have shown worsening trends over time

Source: Company transcripts.

Box Has Struggled With Strategy

By the CEO's own admission, the Company needed to reset both its product strategy and go-to-market model in an attempt to improve performance.

Strategic Struggles

- Box's CEO recently commented that the Company was forced to **reset both its product strategy and go-to-market model** after years of subpar performance.

- Box has seen significant executive turnover in certain areas.

  - The Company is currently on its **third Chief Product Officer** in the last 14 months.

  - Box recently hired **another new leader for its EMEA operations**, following continued struggles in the region.

> "When I look back over the past five years, **I think that as we look at our roadmap, there are probably areas where I wish we had innovated on faster in retrospect and maybe categories we had entered more aggressively**. We ultimately did a bit of a reset with our product strategy and go to market model going back about kind of two to three years ago."
>
> *- CEO Aaron Levie*
> *June 2021*

Box has been plagued by strategic issues for years

Box Has Struggled With Sales Execution

Box has also seen declining productivity metrics in its go-to-market organization over the past few years.

Operational Issues

- A key measure of Box's operating performance can be seen in sales force productivity.
- As shown in the chart on the left, sales force productivity was declining in all regions other than Japan.
  - Improving sales force productivity had been highlighted as a key priority when Box hired COO Stephanie Carullo in 2017.
  - While there has been some modest recent improvement, Box **failed to meet its commitment to improve sales force productivity by 15% in FY2021.**
- Today, we believe Box's sales force productivity is well below industry benchmark levels.
- We are concerned that Box's solution appears to be **hiring more reps rather than solving the underlying productivity issues.**

Bookings Per Quota Carrying Rep – FY2017-FY2019


Bookings per Quota-Carrying Sales Rep
Segment:
US Field
Global Commercial
Japan Field
EMEA + Emerging Field
Rep Count Entering FY20:
~125
~115
~20
~40
FY17
FY18
FY19

Estimated Box Productivity vs SBI Benchmark


$425K - $600K
~$350K
SBI Benchmark
Box

Box has been plagued by go-to-market issues for years

Source: Company presentations, Company transcripts, Company filings, Starboard estimates, SBI estimates.
Note: SBI Benchmark comprised of 9 SaaS companies HQ in N. America with $500M-1B in revenues. Box productivity is calculated based on dollars of revenue growth, net of gross revenue retained, per estimated quota carrying rep.

Box Has Been Slow to Optimize Its Workforce Location Strategy

Box continues to have the vast majority of its employee base in high cost locations, despite countless examples of other companies successfully lowering costs by moving some of their employees to lower cost geographies.

- During the course of our two-year engagement with Box, we have repeatedly highlighted the Company's **suboptimal workforce location strategy** as a contributing factor to the Company's overall cost structure issues and high equity issuance.

  - Following significant pressure from Starboard, Box has only recently begun to move a small portion of its employee base to an R&D center in Poland.

> **Box will stay in Silicon Valley, CEO Aaron Levie says, despite 'absolutely insane' costs**

- All companies in Box's Peer Group have a substantially higher percentage of their employees based outside of the U.S.



Percent of Employees Based Internationally

QLYS	SWI	CLDR	NTNX	RP	ZEN	EGHT	FEYE	ZUO	GWRE	MNTV	HUBS	PFPT	NEWR	BOX
73%	64%	59%	52%	47%	46%	44%	43%	42%	35%	35%	33%	30%	28%	16%

Median: 44%

Box has an uncompetitive workforce location strategy and has been slow to address this opportunity

Source: Company filings, public news articles.
Note: Peers listed above include all peers listed on page 12 of the Company's FY2021 amended 10-K. Cornerstone OnDemand, Five9, and Forescout do not disclose number of international employees. The full universe of potential Box peers is not listed here and the comparisons made herein may differ materially as a result.

STARBOARD VALUE

Box's Peers Have Called Out a Significant Margin Improvement Opportunity from Hiring Talent Globally

The vast majority of Box's employees are based in the United States, making Box an outlier among peers who have been able to utilize lower-cost talent abroad.

"We have a huge engineering talent in India. And if we were bringing all of that talent to the U.S., instead of spending 17% of our revenues in engineering, we'll be spending 42%. So, you realize it's significant engineering muscle, as I call it, that we have built."

- Philippe Courtot, Former CEO of Qualys
May 2020 Cowen Technology & Media Conference



Qualys.

73% of Headcount Abroad

"We're going to transition their engineering teams, that doesn't mean we get rid of the engineers they have because we almost never do that. But instead, when we look at additional hiring, as we add engineers to those teams, we're going to put those engineers in our international locations where our average cost of engineer is less than $50,000 a year. When you look at most US-based companies, particularly small companies, their average cost per engineer is going to be $175,000 or $200,000 a year, because they're in San Francisco, they're in Washington DC, they're in Austin, Texas, they're in Boston or they're in New York, and engineers are very expensive there.

Most of our engineering talent is located in Eastern Europe, where we can get great talent. We can get really, really strong skill sets and we can do it at a much lower cost. So we don't offshore, we build globally. And that's an area that gives us a lots of leverage.."

- Kevin Thompson, Former CEO of SolarWinds
December 2019 Solar Winds Analyst Day



solarwinds

64% of Headcount Abroad

An optimized workforce location strategy can drive higher margins and increase access to talent globally

Source: Public company filings, Public company transcripts.

Box Has An Inefficient Product Development and R&D Organization

Despite spending almost $1 billion in cumulative R&D expenses over the last six years, Box has to rely on acquisitions for key product features.

- Despite continuing to spend significantly on internal R&D efforts, **Box's two primary product launches to date this year – Box Sign and Box Shuttle – are both largely developed from acquired technology.**

  - Box appears to be relying more heavily on acquisitions to fill product gaps and replace some productivity from internal R&D efforts.

- As a result, the capital spent on these acquisitions should functionally be treated as R&D expenses.

  - When adjusted for acquisitions, Box's R&D expense has continued to grow quickly, even as growth continues to decelerate.

Total R&D Expenses ($) and as Percentage of Revenue[1]	Box's Key 2021 Product Launches



($ in millions)

FY2017: $116, 29.1%
FY2018: $137, 27.0%
FY2019: $167, 27.4%
FY2020: $206, 29.6%
PF FY2021: $268, 34.8%

Legend: ■ R&D Expenses ■ Feb 2021 Acquisitions

- Box recently launched Box Sign, a native e-signature tool, which was developed from the Company's acquisition of SignRequest in February 2021 for $55 million.

- In February 2021, Box acquired Cloud FastPath for $15 million to "supplement and enhance Box Shuttle".

Neither of Box's two major product launches in 2021 are borne from the Company's internal R&D efforts

Source: Company filings.
Note: R&D expenses is calculated as GAAP R&D + capitalized internal-use software costs – amortization of capitalized software costs. Feb 2021 Acquisitions closed in Q1 FY2022.
(1) Percentage calculated as (R&D Expenses + purchase price of acquisitions) / Revenue.

STARBOARD VALUE

Many Companies Exposed to Digital Transformation Trends Accelerated Growth During 2020

Although many cloud-based software companies benefited from the acceleration of digital transformation, which resulted in a meaningful valuation uplift, Box was unable to take advantage of this opportunity.

- During the COVID-19 pandemic, many companies increasingly relied on technology, especially cloud-native software, to accomplish their day-to-day tasks.
- As a result, many cloud-native companies had stronger-than-expected revenue growth in 2020, which resulted in a meaningful valuation uplift. This revenue bump is expected to be durable, as evidenced by continued strength in 2021E.
- Although Box's mission-critical technology was well-positioned to take advantage of the additional growth that came from the pandemic, poor execution led to disappointing top-line results at Box.



2020 Revenue Growth Expectations Pre-Pandemic vs. Actual[(1)]
EV / NTM Revenue Multiple vs. Group[(2)]
Change in 2021 Revenue Estimates Post-Pandemic[(3)]
Box
Digital Transformation Group Average
Box
Digital Transformation Group Average
Box vs. Digital Transformation Group Average
Many companies took advantage of the digital shift to drive improved growth during the pandemic, while Box decelerated
11.2%
10.6%
Pre-Pandemic
Actual
28%
36%
Pre-Pandemic
Actual
2.8x
4.0x
+45%
Pre-Pandemic
Current
13.9x
24.0x
+73%
Pre-Pandemic
Current
(1%)
15%
Box
Group Average

Box was unable to take advantage of the digital shift during the pandemic

Source: Company filings, Bloomberg, Capital IQ.
Note: Digital Transformation Group was determined based on Starboard's judgement of software companies exposed to digital transformation trends and review of related Wall Street research. Digital Transformation Group includes Atlassian, DocuSign, Dropbox, RingCentral, Twilio, Bill.com, BlackLine, Coupa Software, HubSpot, Veeva Systems, Slack Technologies, Zscaler, Okta, and PagerDuty. Pre-pandemic data and projections as of 2/27/2020. Current data and projections as of 8/4/21. Slack Technologies' current estimates are as of 7/20/21, which is one day prior to the close of the Salesforce / Slack acquisition. (1) Calculated as FY2020 revenue growth, except for Box, DocuSign, Coupa Software, Veeva Systems, Slack Technologies, Okta, and PagerDuty, for which FY2021 growth was used as the fiscal year ends on January 31. (2) Current valuation multiple for Slack Technologies is as of 11/20/20, which is one day prior to acquisition rumors. (3) Calculated as FY2021 revenue growth, except for Box, DocuSign, Coupa Software, Veeva Systems, Slack Technologies, Okta, and PagerDuty, for which FY2022 growth was used as the fiscal year ends on January 31.

Management Blamed SMB Exposure For Weakness During the Pandemic

Despite management arguing that Box is a vital component of their SMB customers' IT spend, the Company saw weakness in the SMB segment at the peak of COVID-19.

Management Commentary

"Due to COVID-19 headwinds, this year, <u>we also expect to see continued softness in our professional services bookings and our small business segments</u>..."

- Dylan Smith
Q2 FY2021 Earnings Call

"COVID-19 has <u>negatively impacted many of our customers and prospects, particularly in the small business segment</u>, which has led, and is likely to continue to lead, to increased customer churn....we have also experienced, and may continue to experience, <u>delayed sales cycles, including customers and prospective customers delaying contract signing or contract renewals, or reducing budgets related to services that we offer</u>."

Q3 FY2021 10-Q

Estimated SMB Exposure as % of Total Revenue

The SMB and online sales segments, which primarily serve customers with fewer than 500 employees, combined for <30% of total revenue



Online Sales ~10%
SMB ~20%
Enterprise 55%
Mid-Market ~15%

Management argued that poor performance was due to SMB weakness driven by the COVID-19 pandemic

Source: Company transcripts, Company filings.
Note: Emphasis has been added by Starboard.

However, Many SMB-Focused Software Companies Thrived During the Pandemic

Many technology companies that had significant SMB exposure thrived during the pandemic, and those management teams took advantage of this opportunity to grow their businesses.

- Despite **Box claiming that softness in the SMB market was the reason for weakness in 2020**, many SMB-focused software companies actually saw resilience in their top-line during the pandemic.

- In fact, many **SMB-focused companies did better in 2020** than they were expected prior to the pandemic, as many SMBs had to rely more on technology to be able to operate their business during the pandemic, which led to increased IT spend.

- **Many SMB-focused companies saw their valuations rise due to better than expected growth** as a result of the pandemic. In contrast, Box is using its SMB exposure as an excuse for its poor performance.



2020 Revenue Growth Expectations Pre-Pandemic vs. Actual[1]

Box

SMB-focused peers saw a significant acceleration in growth during the pandemic, while Box blamed its weak results on softness in the SMB market

- Pre-Pandemic: 11.2%
- Actual: 10.6%

SMB Group Average
- Pre-Pandemic: 23%
- Actual: 25%



EV / NTM Revenue Multiple vs. Group

Box
- Pre-Pandemic: 2.8x
- Current: 4.0x
- +45%

SMB Group Average
- Pre-Pandemic: 9.1x
- Current: 17.3x
- +91%

Many SMB-focused companies saw acceleration in growth over the past year

Source: Company filings, Bloomberg, Capital IQ.
Note: SMB Group was determined based on Starboard's judgement of software companies exposed to the SMB end-market trends and review of related Wall Street research. SMB Group includes GoDaddy, Bill.com, Mimecast, Wix.com, HubSpot, Paylocity, Dropbox, and Avalara. Pre-pandemic data and projections as of 2/27/2020. Current data and projections as of 8/4/21.
(1) Calculated as FY2020 revenue growth, except for Box and Mimecast, for which FY2021 growth was used as the fiscal years end on January 31 and March 31, respectively.

Summary of Operational Issues

Box has been plagued by poor operating performance since its IPO in January 2015.

- Box's revenue growth continues to decelerate, despite management's promises to the contrary.

  - Box has seen concerning trends with net retention rate and large deal growth, both of which management has repeatedly called out as key drivers of the Company's plan to reaccelerate growth.

- While non-GAAP margins have improved, Box is still unprofitable after deducting stock-based compensation.

- Despite countless examples of other software companies utilizing talent globally and optimizing workforce location strategy, Box has been extremely slow to target this potential opportunity to improve margins and reduce equity issuance.

- Despite continuing to spend significantly on internal R&D efforts, both key new offerings launched in 2021 were developed through acquisitions, calling into question the effectiveness of the Company's product development organization.

- Box was unable to take advantage of the acceleration of digital transformation trends that have occurred over the past year, in stark contrast to many cloud-based software companies.

Box has suffered from poor operating performance for years

Source: Company filings.

C) Pattern of Missed Expectations

Box Has a Long Track Record of Missing Expectations

Since Box's IPO, stockholders have suffered through years of Box missing commitments on both short-term and long-term metrics.

- As shown in the following slides, Box has a history of **failing to achieve the targets to which it has publicly committed.**

- Box has **consistently delayed and ultimately missed its long-term revenue targets.**

  – Box has issued a new long-term revenue target almost every year since its IPO, and to date, **has missed every single long-term revenue target it has ever published.**

- Following our involvement, Box issued FY2021 targets for multiple growth-related metrics.

  – We were hopeful that performance would improve and Box would reverse its trend of missing its forecasts based on commitments from the management team and the Board.

  – Unfortunately, **Box missed every one of these growth-related commitments**, as well.

- Despite this track record, the Company is now asking stockholders to trust that the Company will finally achieve one of its long-term revenue targets – this time in FY2024, more than two years from now.

  – These targets have been met with skepticism in the investment community.

> "Part of the reason we *__struggle to underwrite Box's story of accelerating growth and expanding__* *__margins__* is the fact that Box has discussed initiatives to accelerate growth in the past, *__but not delivered on__* *__it, and has had several different target models, consistently needing to walk them back__*"
>
> *- RBC Capital Markets*
> *July 2021*

Box has a woeful track record of failing to achieve its commitments

Source: Company presentations, Wall Street research.
Note: Emphasis has been added by Starboard.

Box Has Consistently Missed Its Long-Term Targets

Since its IPO in 2015, Box has set and missed numerous long-term revenue targets.



Consistent Failure to Hit Revenue and Growth Targets

September 2016	October 2017	August 2018	October 2019	September 2020
$1 Billion Run-Rate in FY2021	**$1 Billion Run-Rate in Q3 FY2021**	**$1 Billion in FY2022**	**12% - 18% FY2023 Growth**	**12% - 16% FY2024 Growth**

($ in millions)

Box has missed EVERY long-term revenue target it has set since its IPO

Source: Company filings, Company transcripts, Company presentations.
Note: Market data as of 8/4/21.
(1) Represents midpoint of guidance.

September 2016 – Box Sets Initial Long-Term Target

In September 2016, Box published a long term revenue target of $1 billion of run-rate revenue in FY2021.

Management Commentary on Long-Term Growth	Long-Term Revenue Target

"<u>We're committed to achieving a $1 billion run rate sometime in FY '21</u>… and I know you guys can all do the math, but if you take the outer edge of that and look at $250 million of revenue in Q4 of that year, that would be a 23% compounded annual growth rate. <u>So we expect to be growing at least that fast over the next few years. And in terms of how that breaks down, we're expecting our existing customer base to drive the majority of this growth.</u>"

- CFO Dylan Smith
BoxWorks, September 2016



September 2016: **Q4 FY2021 Run-Rate Revenue**

($ in millions)

Target   **Actual**

(20%) Miss

$1,000 $796

Management Target   Q4 FY2021 Run-Rate

Box ultimately missed its first long-term target by over 20%

Source: Company filings, Company transcripts, Company presentations.
Note: Emphasis has been added by Starboard.

October 2017 – Box Pulls Forward Its Target

In October 2017, Box pulled forward its timeframe to achieve $1 billion of run-rate revenue by one quarter.

Management Commentary on Long-Term Growth

"**Box is one of the most predictable models in all of software**. All right. So when we think about Box at $1 billion scale, **we expect that the customers that we already have today are going to contribute more than 75% of that revenue**. So those best-in-class customer economics and the trends we're seeing are the biggest reason that **we're so confident in our path to becoming a $1 billion company**."

- CFO Dylan Smith
BoxWorks, October 2017

"Due to the momentum that we're seeing in the business, we expect to achieve a **$1 billion annual run rate by Q3 of FY '21, which is a quarter earlier than the timeline that we shared last year**"

- CFO Dylan Smith
BoxWorks, October 2017

New Long-Term Revenue Target



October 2017: **Q3 FY2021 Run-Rate Revenue**

($ in millions)

Target   **Actual**

$1,000

(22%) Miss

$784

Management Target   Q3 FY2021 Run-Rate

In October 2017 Box accelerated its timeline to $1Bn of revenue, while claiming industry-best predictability

Source: Company filings, Company transcripts, Company presentations.
Note: Emphasis has been added by Starboard.

August 2018 – Box Delays $1 Billion Target by One Year

In August 2018, Box delayed its revenue target of $1 billion to FY2022. Based on the Company's own guidance, it expects to miss this target by 15%.

Management Commentary on Long-Term Growth

"<u>We are committed to and definitely going to be driving $1 billion in revenue for the full year of FY '22</u>. And obviously, as we get closer to that and we get more obviously near-term data, we'll be much more clear about that run rate."

- CEO Aaron Levie
Q2 2019 Earnings Call

"We do see the reacceleration that we talked about and that commitment to the FY '22 $1 billion full year number. Although, <u>I know that there were some questions about the precision of that run rate</u>, and that's just something that we feel like is still a couple of years out. And there are different dynamics in terms of add-on product rates, solution selling so we want to get a little bit more focus on the full year number. <u>But we're seeing some pretty incredible early signs, and certainly in the back half of this year, very, very confident in the growth that we're seeing will continue</u>."

- CEO Aaron Levie
BoxWorks, August 2018

New Long-Term Revenue Target



August 2018: FY2022 Revenue

($ in millions)

Ten months after re-affirming its target, Box was forced to withdraw and push out the timeline to FY2022

Source: Company filings, Company transcripts, Company presentations.
Note: Emphasis has been added by Starboard.

October 2019 – Box Switches to a Growth Rate Forecast

In October 2019, Box withdrew specific timing for its $1 billion revenue target and moved to a growth rate forecast.

Management Commentary on Long-Term Growth	New Long-Term Revenue Growth Target

"Yes, so I would say certainly, <u>we have been pretty disappointed in a few different cases around the top line expectations that we've set out, as a lot of this evolution that we've been talking about has either taken longer than we originally expected</u>, or we've seen kind of signs of it working really well, when we like hoped, but a lot less consistent globally in certain spots, which has been a drag on the overall growth… We expect revenue growth at that stage to be in the 12% to 18% range."

- CFO Dylan Smith
BoxWorks, October 2019

October 2019: FY2023 Revenue Growth



Target   12% - 18%   (500bps) at Midpoint

Actual   10%

Management Target   Consensus

Based on consensus estimates, Box is expected to miss the goal it set in 2019

Source: Company filings, Company transcripts, Company presentations.
Note: Market data as of 8/4/21. Emphasis has been added by Starboard.

September 2020 – Box Again Delays Target and Lowers Expectations

In September 2020, Box yet again pushed out the timing of a growth re-acceleration from FY2023 to FY2024 and lowered its long term growth target to 12% - 16%.

| Total Loss of Management & Board Credibility | New Long-Term Revenue Growth Target |

"Part of the reason we struggle to underwrite Box's story of accelerating growth and expanding margins is the fact that **Box has discussed initiatives to accelerate growth in the past, but not delivered on it, and has had several different target models, consistently needing to walk them back**"

- RBC Capital Markets, July 2021

"Box managed modest growth acceleration for the quarter, existing only if we consider the company's results on a sequential basis. In simpler terms, Box's newly reported 10% growth in the first quarter of its fiscal 2022 was better than the 8% growth it earned during the fourth quarter of its fiscal 2021, but worse than the 13% growth it managed in its year-ago **Q1. With Box, however, instead of judging it by normal rules, we're hunting in its numbers each quarter for signs of promised acceleration. By that standard, Box met its own goals**"

- TechCrunch, May 2021

- This negative revision came at a time when other companies exposed to digital transformation trends were performing incredibly well.

September 2020: FY2024 Revenue Growth

Prior Target   **New Target**

12% - 18%

12% - 16%

FY2023 Revenue Growth Rate   FY2024 Revenue Growth Rate

Box has repeatedly delayed and lowered its revenue target, leading to a total loss of credibility amongst investors

Source: Company transcripts, Company presentations, Wall Street research, public news articles.
Note: Emphasis has been added by Starboard.

Box Has Also Failed to Deliver on the Key Drivers of Revenue Growth

Despite management's commentary on improving trends and significant progress made, Box <u>failed to deliver on its commitments for many of the operational metrics underlying revenue growth.</u>

- For Box, there are several key inputs to overall revenue growth, including **<u>net retention rate</u>**, **<u>large deal growth</u>**, and **<u>sales force productivity</u>**.

- At its Investor Day in October 2019, Box provided FY2021 targets for each of these metrics, with the view that achieving these goals would help the Company achieve its goal of reaccelerating revenue growth.

- As shown in the following pages, **<u>Box missed its target on each one of these metrics in FY2021</u>**.

  - Despite claiming to have high levels of visibility into revenue drivers and trends, **<u>Box failed to meet its commitments, but continued to claim that the business was on the right track and executing well</u>**.

> "~11% revenue growth in FY'21, while almost the entirety of the software space is parading the past year as the year of digital transformation acceleration, has left **<u>BOX shares at a standstill and is head-scratching as the pandemic should logically be a major tailwind for BOX</u>**."
>
> *- Craig-Hallum*
> *March 2021*

Source: Bloomberg, Capital IQ, Company Transcripts, Wall Street research.
Note: Emphasis has been added by Starboard.

Net Retention Rate Continues to Decline

At the October 2019 Investor Day, management published a target of >106% net retention in FY2021, which was higher than FY2020, as a first step in reinvigorating revenue growth. However, the Company failed to achieve this target.

October 2019 Investor Day

FY21 target

>106%

Improving net retention

"…**so in our most recent quarter, on that metric, we reported 106%.** And I think the kind of commitment in what Mark [Wayland, Chief Revenue Officer] was saying was **we're going to improve that rate from here**."

- CEO Aaron Levie
2019 BoxWorks, October 2019

Net Retention Targets vs Actual



104%	>106%	102%
FY2020 Actual	FY2021 Target	FY2021 Actual

Box meaningfully missed its Net Retention Rate target of 106%

Source: Company filings, Company Presentations, Company transcripts.
Note: Emphasis has been added by Starboard.

Large Deal Growth Was Anemic

Box published a target for 30% growth in six-figure deals in FY2021 – in reality, growth was less than 4%, during a time in which many other software businesses exposed to digital transformation trends saw substantial growth.

- Despite commentary about strong trends with Enterprise customers and strong Suites penetration, Box fell woefully short of its target.

"…**Looking at our pipeline, we are seeing stronger demand for 6-figure enterprise deals, and we expect to see solid year-over-year growth in our large deal counts in the third quarter**.…."

"…**we are seeing healthy pipeline and do expect to deliver solid growth in terms of those 6-figure deal counts in the third quarter** and really seeing that strength across all of the categories of deals that we talk about…we have been able to drive much more predictable kind of forecasts and pipeline management."

- CFO Dylan Smith
Q2 FY2021 Earnings Call



October 2019 Investor Day

FY21 target
30%
$100K+
growth

FY2021 $100,000+ Deals

30%
3.6%
Box significantly missed its large deal growth target
FY2021 Target
FY2021 Actual

Box fell substantially short of its 30% growth target for six-figure deals, despite increased traction with Suites

Source: Company filings, Company presentations, Company transcripts.
Note: Emphasis has been added by Starboard.

Sales Productivity Gains Were Below Box's Target

Box missed its target for an increase in sales force productivity during a time when the sales force was generally unable to travel and incur expenses, but is now planning to meaningfully increase the size of the sales force in an attempt to drive higher growth.

October 2019 Investor Day

FY21 target

15%

productivity increase

"Our go-to-market improvements enabled us to deliver efficient and consistent revenue growth. And **we generated a 13% year-over-year improvement in sales force productivity**, primarily driven by our enterprise sales force. We **plan to grow our quota-carrying sales force in the low teens in FY '22** focusing on our higher-performing geographies and segments. We will also continue investing in our customer success organization to help our customers adopt higher-value use cases."

- CFO Dylan Smith
Q4 FY2021 Earnings Call

FY2021 Sales Productivity Increase vs. Target



Estimated Box Productivity vs SBI Benchmark



Despite small improvement, Box still significantly lags industry benchmarks for sales force productivity

Source: Company presentations, Company transcripts, Company filings, Starboard estimates, SBI estimates.
Note: SBI Benchmark comprised of 9 SaaS companies HQ in N. America with $500M-1B in revenues. Box productivity is calculated based on dollars of revenue growth, net of gross revenue retained, per estimated quota carrying rep. Emphasis has been added by Starboard.

STARBOARD VALUE

D) Poor Capital Allocation

Box's Misguided Capital Allocation Strategy

Despite starting in an enviable position with a net cash balance and significant future free cash flow generation, <u>Box has made a string of surprising and value destructive capital allocation decisions.</u>

- As of **<u>Q3 FY2021, Box had $275 million of cash</u>** on its balance sheet, with a **<u>net cash position of $225 million.</u>**
  - Going forward, the Company had **guided to significant future free cash flow generation**, providing the Company with plenty of flexibility, especially as **<u>Box had no history of executing sizable M&A, doing buybacks, or issuing dividends.</u>**
- In January 2021, Box raised **<u>$345 million through a convertible debt offering</u>** and stated that it was examining potential acquisitions.
- **<u>Less than a week after closing the convertible debt offering, Box launched a strategic review process</u>**.
- After failing to find a buyer for the Company, the Company **<u>concluded its strategic review by raising another $500 million it did not need</u>**, this time through the defensive and entrenching Preferred Financing, which was announced in conjunction with the flawed self-tender scheme.



Box's Oversized Cash Balance

($ in millions)

Q3 FY2021 Cash	Net Proceeds From Convertible Debt	Acquisitions & Debt Paydown	2 Quarters of FCF & Other	Q1 FY2022 Cash	Proceeds From Preferred Financing	Est. Preferred (1) Financing Transaction Fees	Cash Balance Post-Preferred Financing	Share Repurchase Via Self-Tender	Current Estimated Cash Balance
$275	$309	($77)	$104	$611	$500	($13)	$1,099	($238)	$861

Over the past several months, Box has raised $845 million it did not need

Source: Company filings.
(1) Estimated fees by applying issuance fee rate of convertible debt to preferred equity.

Box's Capitalization Relative to Peers Pre-Financings

Prior to the Company's recent financings, <u>Box' capitalization was in-line with its Peer Group.</u>



Cash as a Percentage of Market Capitalization

- FireEye: 26.9%
- Cloudera: 19.2%
- Nutanix: 16.4%
- New Relic: 16.1%
- SolarWinds: 12.6%
- Guidewire: 11.4%
- Zendesk: 9.7%
- Zuora: 9.5%
- Box Q3[1] FY2021: 9.3%
- Proofpoint: 9.2%
- Qualys: 8.8%
- Momentive: 8.2%
- 8x8: 5.6%
- Hubspot: 4.3%
- Five9: 4.0%
- Cornerstone OnDemand: 3.9%

Median: 9.5%

Box was appropriately capitalized relative to its peer group

Source: Company filings, Capital IQ.
Note: Market data as of 8/4/21. Peers listed above include all peers listed on page 12 of the Company's FY2021 amended 10-K, excluding Forescout Technologies and RealPage, which were acquired in August 2020 and April 2021, respectively. The full universe of potential Box peers is not listed here and the comparisons made herein may differ materially as a result.
(1) Market data as of 1/10/21, one day prior to the announcement of the convertible debt offering.

Box Did Not Need to Raise Money

Box already had significant net cash and was expecting substantial future free cash flow generation.

- It appears that Box felt comfortable raising $345 million of unnecessary capital because it carried a 0% coupon rate.

- However, that overly simple way of thinking ignores the other costs borne by common stockholders:

  – $9mm issuance costs paid to Morgan Stanley;

  – $28mm in capped calls;

  – In total, Box immediately burned approximately $36 million out of the total gross proceeds of $345 million on transaction-related costs.

- This line of thinking also ignores the fact that **Box has now created a $345 million repayment obligation in downside, or even modest upside, scenarios.**

Management Commentary	Costs Associated With Convertible Debt Offering

"So going back to the convertible debt offering, we executed that as we saw it in a very opportunistic time to bolster our balance sheet through that offering, given the market environment and terms. So **we're able to achieve a combination of a 0% coupon rate with no covenants. It's a flexible way to fund our future needs at a relatively low cost**…the overall orientation is around going after the market opportunity and delivering shareholder value."

- CFO Dylan Smith
March 2021



($ in millions)

Management and the Board destroyed ~$0.23 / share of shareholder value[1]

$345   ($9)   ($28) $309

This does not incorporate costs associated with dilution if Box's stock price goes above $35.58

Gross Proceeds   Issuance Costs   Capped Calls Costs   Net Proceeds

The convertible debt raise was unnecessary

Source: Company filings, Company transcripts.
Note: Emphasis has been added by Starboard.
(1) Calculated as costs associated with issuance of convertible debt offering divided by Q1 FY2021 share count.

Box Has No History of Sizable M&A and Subsequently Has Spent Less Than $100 Million

Box has spent only a small portion of the proceeds from the capital raise, indicating that they did not need to issue such a sizeable convertible offering.

- The Company completed two small acquisitions for a total cash purchase price of $57 million and also repaid $20 million of debt.

- Prior to the capital raise, Box had $225 million of net cash. As such, Box could easily have completed the acquisitions and debt paydown with cash on hand and free cash flow.

Acquisitions



SignRequest

On February 8, 2021, Box completed the acquisition of SignRequest, an e-signature provider, to develop Box Sign.



CFP

On February 16, 2021, Box completed the acquisition of Cloud FastPath, a cloud-based content migration solution, to supplement and enhance Box Shuttle.



Poor Capital Allocation Decisions

($ in millions)

$345
Company unnecessarily raised a significant amount of capital
$77
$20
$57
$117
Convertible Debt Offering
Cash Used For M&A & Debt Paydown
Q4 FY2021 + Q1 FY2022 FCF
Acquisitions
Debt Paydown

Box did not need to raise money to complete these small acquisitions

Outsized Cash Balance Post-Convertible Offering

As a result of this unnecessary convertible offering, Box's cash balance significantly increased to levels well above that of its Peer Group.



Cash as a Percentage of Market Capitalization

- FireEye — 26.9%
- Cloudera — 19.2%
- Nutanix — 16.4%
- New Relic — 16.1%
- Box Q1 FY2022 — 15.4%
- SolarWinds — 12.6%
- Guidewire — 11.4%
- Zendesk — 9.7%
- Zuora — 9.5%
- Box Q3[1] FY2021 — 9.3%
- Proofpoint — 9.2%
- Qualys — 8.8%
- Momentive — 8.2%
- 8x8 — 5.6%
- Hubspot — 4.3%
- Five9 — 4.0%
- Cornerstone OnDemand — 3.9%

Median: 9.5%

Box built an oversized cash balance as a result of the unnecessary convertible debt offering

Source: Company filings, Capital IQ.
Note: Market data as of 8/4/21. Peers listed above include all peers listed on page 12 of the Company's FY2021 amended 10-K, excluding Forescout Technologies and RealPage, which were acquired in August 2020 and April 2021, respectively. The full universe of potential Box peers is not listed here and the comparisons made herein may differ materially as a result.
(1) Market data as of 1/10/21, one day prior to the announcement of the convertible debt offering.

STARBOARD VALUE

Just Three Months After Completing the Convertible Note, Box Chose to Do Yet Another Financing

Box issued $500 million of convertible preferred equity.

- **The Company had no need for this capital**, with significant cash on hand and having already raised $345 million in January 2021, and stockholders reacted very negatively to the announcement.
- In conjunction with the Preferred Financing, Box announced its intention to use the entirety of the gross proceeds from the transaction to repurchase common stock through a self-tender.
- As described in the following pages, we believe the **Preferred Financing and related self-tender were unnecessary, expensive, not in the best interest of common stockholders**, and were likely **done with ulterior motives to "buy the vote"** and dilute common stockholders ahead of a potential election contest.

Box Announces Strategic Partnership with KKR, including $500 Million KKR-led Investment

Company Intends to Repurchase Up to $500 Million of Common Stock Through Self-Tender Offer

KKR's Head of Americas Technology Private Equity, John Park, to Join Box Board

Key Terms

- **Principal Amount:** $500 million;
- **Conversion Price:** Range of $24.00 – $27.00, which was later finalized at $27.00;
- **Dividend Rate:** 3%, which is payable in kind or cash, at Box's election;
- The preferred stock can be converted into common stock at any time, and **Box may be required to redeem the preferred stock after seven years**;
- Board seat for John Park, a direct representative of KKR;
- Obligation for the preferred equity investors to vote in accordance with the Board's recommendations until Sep. 2024;
- KKR given the right to syndicate up to 70% of the Preferred Financing.

The Preferred Financing was unnecessary and likely without any valid business purpose

Source: Company filings, Company press release.

Negative Stock Price Reaction

After the Company announced the Preferred Financing, Box's stock price fell significantly.

- <u>Box's negative stock price reaction after the announcement of the Preferred Financing made it clear that investors were unhappy with the Board's decision to approve this transaction.</u>





CNBC

TECH

Box stock plunges after agreement to take $500 million investment from KKR

BARRON'S

Box shares were down sharply on Thursday after the cloud-based data storage provider announced a $500 million investment in the company by a group of investors led by the private-equity firm KKR. The investors will receive preferred shares in the deal.

Stock Price Reaction Post-Announcement of the Preferred Financing

$25.00
$24.00
$23.00
$22.00
$21.00
3/26/21
3/28/21
3/30/21
4/1/21
4/3/21
4/5/21
4/7/21
4/8/2021:
Box announced a $500 million preferred equity investment led by KKR
$22.00
(9.4%) Stock Price Reaction

Investors were extremely frustrated with the Board's decision to approve the KKR transaction

Source: Capital IQ, public news articles.
Note: Market data is from 3/26/21 to 4/8/21.

Issues With the Preferred Financing and Related Self-Tender

We believe the Preferred Financing was unnecessary and stockholder-unfriendly.

1   The Company had no need for this additional capital.   **X**

---

2   The Company's intended strategy of completing the Preferred Financing and self-tender was severely misguided and ultimately failed.   **X**

---

3   KKR, a ~$400 billion investment firm, chose to syndicate 70% of the deal, likely for a fee, and only invested $150 million.   **X**

---

4   This transaction was clearly done to "buy the vote" and dilute common stockholders ahead of an election contest with Starboard.   **X**

Box Had No Operational Use for the Capital

The Company has publicly admitted that it had no need for the $500 million it raised through the Preferred Financing.

- Following the January 2021 capital raise, and even after completing two acquisitions, **Box had more than $500 million of cash** on its balance sheet.

- Box had also provided guidance that it **expected to generate approximately $170 million of free cash flow** in FY2021, with increasing free cash flow in future years.

- When combining this convertible preferred equity issuance with the previously completed convertible debt financing, in downside scenarios, **the Board has now created $845 million in liabilities in exchange for raising unnecessary capital.**

  – We believe the adverse consequences of these financing transactions in downside scenarios far outweigh the benefits of their stated purpose.

  – This leads us to **seriously question the Board's judgement and consider whether there were ulterior motives** for these transactions, particularly the Preferred Financing and related self-tender announced in April.

> "…**we didn't need the primary capital**, we obviously did the convertible note earlier in the year really to fund some of our very, very disciplined M&A efforts, and we are generating pretty healthy levels of free cash flow…"
>
> *- CEO Aaron Levie*
> *April 2021*

There was no operational need for Box to raise additional capital

Source: Company filings, Company transcripts, Bloomberg, Capital IQ.
Note: Emphasis has been added by Starboard.

Box Intended to Repurchase Shares With Proceeds From the Preferred Financing

Box planned to use the net proceeds from the Preferred Financing to repurchase shares via a self-tender.

- Since the Company was already generating a significant amount of free cash flow and apparently had no business use for the capital, Box announced that it was going to use the proceeds to repurchase shares via a self-tender.

- In an attempt to assuage frustrated investors, **Box claimed that this series of transactions would be neutral or accretive for stockholders.**

Preferred Financing Announcement Press Release	Management Commentary

Box anticipates using substantially all of the proceeds to fund a share repurchase through a "Dutch auction" self-tender of up to $500 million of its common stock, with specific amount and pricing of the self-tender to be determined based on market conditions and stock prices at the time when the self-tender is launched. The self-tender is expected to commence after Box releases its fiscal first quarter financial results in May 2021. Further details on the self-tender will be included in filings with the U.S. Securities and Exchange Commission ("SEC") at the time of its commencement.

"Ultimately, **our goal was to make this neutral or accretive to investors** and not have an impact from a shareholder standpoint except for a positive one…"

- CEO Aaron Levie
April 2021

Box hoped modest potential accretion would ease investor frustration with the Preferred Financing

Source: Company filings, Company transcripts.
Note: Emphasis has been added by Starboard.

The Preferred Financing and Related Self-Tender Scheme Was Flawed

Box hoped to minimally reduce the share count through the Preferred Financing scheme, which it could have easily done without raising $500 million of new capital.

- If Box's goal was truly to lower the share count and boost EPS, **Box could have replicated the intended impact simply by repurchasing $11-$66 million of stock** via the Company's $600+ million cash balance.



Net Share Repurchase Resulting From Financing & Self-Tender[1]

- 18.5mm — Shares Underlying Preferred Equity
- 2.9mm / ~$66mm net share repurchase — Low End of Tender Range[2]
- 0.4mm / ~$11mm net share repurchase — High End of Tender Range[2]



Cash as a Percentage of Market Cap

- 15.4% — Box Post-Convertible Debt Offering
- 9.5% — Peer Median

The Company could have used its significant cash balance to repurchase shares

It is clear that EPS accretion was not the main purpose of the Preferred Financing

Source: Company filings, Capital IQ.
Note: Market data as of 8/4/21.
(1) Net share repurchase calculation includes estimated preferred financing fees which were calculated by applying the issuance fee rate of convertible debt to preferred equity.
(2) Dutch auction tender range of $22.75-$25.75.

The Preferred Financing and Related Self-Tender Scheme Was Flawed (Cont'd)

Box's analysis failed to incorporate the long-term effects of the Preferred Financing.

- The Preferred Financing carries a 3% dividend rate, and Box announced its intention to **pay the $15 million annual dividend in common stock**.

- In addition, the preferred equity investors have a put right after 7 years, which allows them to force Box to redeem the preferred equity, **potentially creating a large repayment obligation** in downside scenarios.

- **Even if the Company achieved its desired results from the Preferred Financing and self-tender scheme, the Preferred Financing would have proven to be dilutive after 2-3 years in any reasonable scenario.**



Cumulative Stock Issued in Dividends over Five Years at Various Box Stock Price Returns Levels

3.1mm

Box would have to have annual returns of ~35% for the KKR Financing to be accretive

2.7mm

2.5mm

1.6mm

1.6mm

| Net Shares Retired at Midpoint of Tender Range | Additional Dilution @ 0% Annual Return | Additional Dilution @ 5% Annual Return | Additional Dilution @ 10% Annual Return | Additional Dilution @ 35% Annual Return |

It was almost certain that the Preferred Financing would be dilutive in the long-term

Source: Company filings.
Note: Future share price calculation is based on the midpoint of the tender range, which is $24.25.

The Preferred Financing and Related Self-Tender Scheme Was Flawed (Cont'd)

Box's plan to use the proceeds from the Preferred Financing to repurchase shares failed, as the self-tender was significantly undersubscribed and left common stockholders with additional dilution.

- Although Box planned to deploy the gross proceeds of $500 million towards the Dutch auction self-tender, <u>it was only able to purchase $238 million of stock</u> because the self-tender was significantly undersubscribed.

- Furthermore, we believe the Company <u>temporarily and artificially inflated its stock price with this strategy, which led to Box overpaying for the shares it repurchased</u>.

- <u>Once again, the Company failed to keep its commitment, as the Preferred Financing and related self-tender were immediately dilutive to common stockholders.</u>



Cash as a Percentage of Market Cap

- Box is now at 2.4x the Peer Median — 23.0%
- Peer Median: 9.5%
- 9.3% — Box Pre-Convertible Debt Offering[1]
- 15.4% — Box Post-Convertible Debt Offering
- 23.0% — Box Post-KKR Financing & Self-Tender



Common Stockholder Dilution From Preferred Financing

- 162.8mm — Q1 FY2022 Shares Outstanding
- 18.5mm — Shares Underlying Preferred Equity
- 9.2mm — Shares Retired Via Self-Tender
- 172.1mm — Pro Forma Shares Outstanding

The Preferred Financing proved to be dilutive for common stockholders

Source: Capital IQ.
Note: Market data as of 8/4/21. Median includes all peers listed on page 12 of the Company's FY2021 amended 10-K, excluding Forescout Technologies and RealPage, which were acquired in August 2020 and April 2021, respectively. The full universe of potential Box peers is not listed here and the comparisons made herein may differ materially as a result.
(1) Market data as of 1/10/21, one day prior to the announcement of the convertible debt offering.

The Preferred Financing and Related Self-Tender Scheme Was Flawed (Cont'd)

We believe Box used the Preferred Financing to "buy" sponsorship and friendly Board representation from a large investment firm.

Box Announces Strategic Partnership with KKR, including $500 Million KKR-led Investment

- As shown in the previous pages, it is clear that the **Preferred Financing was not done for financial reasons**.
- Box claims that another key reason for the Preferred Financing was to add an experienced technology investor to the Board.
  - However, **Box did not need to complete an expensive, dilutive financing to make changes to the Board**.
  - **Adding a director with a specific skillset should not require "buying" their support, doing a financing, or paying them annual dividends.**

"**The investment from KKR is a strong vote of confidence in our vision, strategy, and continued efforts to increase growth and profitability.** KKR is one of the world's leading technology investors with a deep understanding of our market and a proven track record of partnering successfully with companies to create value and drive growth."

- CEO Aaron Levie
April 2021

Box attempted to use the Preferred Financing to "buy" sponsorship from KKR

Source: Company press releases, Company transcripts.
Note: Emphasis has been added by Starboard.

The Preferred Financing and Related Self-Tender Scheme Was Flawed (Cont'd)

Allowing KKR to syndicate the vast majority of the preferred equity does not align with Box's stated rationale of creating a partnership with KKR.

- **The Company chose to allow KKR to syndicate up to 70% of the preferred equity to other investors, likely for a fee.**
  - While the fee was not disclosed, it likely amounted to millions of dollars of profit to KKR.
- Box ultimately disclosed that KKR was only going to retain $150 million of the preferred equity, or 30% of the $500 million total issuance.

Preferred Equity Investment Comparison



$500
$150
$350
Preferred Equity Investment
KKR Investment
Other Investment Partners' Investment

Why did the Board issue a $500 million security if KKR only wanted to own $150 million?

Source: Company filings.

Starboard Value
86

Convertible Financing Precedents

Out of the ten convertible financings shown below, all included significantly larger investments than KKR's investment in the Preferred Financing.

Closing Date	Target	Investor	Size of Investment
7/9/21	splunk>	SILVERLAKE	$1 billion
3/31/21	II-VI	BainCapital	$2.15 billion
12/11/20	FIREEYE	Blackstone / ClearSky	$400 million
9/24/20	NUTANIX	BainCapital	$750 million
5/26/20	COTY	KKR	$1 billion
5/6/20	US. FOODS	KKR	$500 million
3/12/20	(Twitter)	SILVERLAKE	$1 billion
9/9/19	MOTOROLA SOLUTIONS	SILVERLAKE	$1 billion
4/4/19	COMMSCOPE	THE CARLYLE GROUP	$1 billion
12/8/17	Cornerstone	SILVERLAKE / LinkedIn	$300 million

Average Size: $910 million

Source: Company filings.
Note: Represents KKR and technology convertible financings over the last five years.

The Motive Behind the Preferred Financing and Self-Tender Scheme Seems Clear

It seems clear that Box was looking to disenfranchise common stockholders and preserve the status quo by executing the Preferred Financing and related self-tender.

- Pursuant to the 2020 settlement agreement, Starboard was bound by standstill provisions and unable to publicly voice its dissatisfaction with the Company's performance and recent actions.

- At this time, there were media reports regarding Box potentially exploring a sale of the Company, and during conversations with members of the Board, the Company asked us to be patient and give them time.

- The Board then took **unilateral action to delay the nomination deadline and extend Starboard's standstill**.

  - Almost immediately after the expiration of the delayed standstill period, Box announced the Preferred Financing.

- The primary motivations of the Preferred Financing appear to have been:

  - **Buy 11%+ of the vote by initially including an obligation for the preferred equity investors to vote in accordance with the Board's recommendations;**

  - **Place a "friendly" director on the Board;**

  - **Use a tender offer to buyout "non-believers" who were likely to support change.**

We believe it is clear that Box was not focused on the best interests of common stockholders

Starboard Meets Box's Criteria for Direct Board Representation

Even though Starboard fully met the qualifications laid out by Box as the rationale for giving KKR a board seat, Box has been unwilling to provide common stockholders direct representation on the Board.

> "It was really about getting a very long-term, value-added shareholder around the table, a nine-figure investor that is at the Board, really, really focused on shareholder returns."

- CEO Aaron Levie
April 2021

Criteria	STARBOARD VALUE	
Long-Term Investor?	✓✓	Starboard has been stockholder of Box for more than two years and is seeking direct Board representation, demonstrating its long-term commitment to Box.
Large Investment?	✓✓	Starboard currently owns more than $300 million of common stock, <u>more than twice as much as the value of KKR's investment.</u>
Operational Experience?	✓✓	Starboard has an 18-year history of overseeing business transformations to help struggling companies reinvigorate growth, boost profitability, and improve governance and compensation practices.
Technology Board Experience?	✓✓	Starboard's direct representative nominee, Peter Feld, has significant experience serving as a director on technology boards, such as NLOK, MRVL, and IDTI.
Blindly Accept the Status Quo?	✗	Starboard has asked tough questions about the status quo.

Box is clearly seeking to preserve the status quo

Source: Company transcripts.
Note: Emphasis has been added by Starboard.

STARBOARD VALUE

Box Used the Preferred Financing and Self-Tender Scheme to Create a More Friendly Stockholder Base

We believe it is clear <u>Box executed the Preferred Financing to change the composition of the stockholder base</u> to be more in its favor <u>in the midst of a potential election contest</u>.

- Box originally intended to **issue preferred equity to investors legally bound to vote in accordance with the Board's recommendations, while using the proceeds from the financing to repurchase shares from common stockholders who could vote freely**.

- In other words, it allowed the Company to offer a premium to **frustrated investors, who were likely to be supportive of changing the status quo**.

  – It is not the Company's duty nor should it be its focus to execute transactions for the sole purpose of removing investors who are not supportive.

  – Box has a liquid, publicly-traded stock – the Company does not need to take actions to turn over the stockholder base to one that is more friendly towards the status quo.

- In fact, **Box ultimately repurchased $238 million of stock at $25.75 per share, which we believe was an artificially inflated price**. Box's stock price has since returned to $24.39, indicating that Box may have overpaid and wasted stockholder capital.

Company Commentary

"The transaction provides the ability for stockholders to elect to either monetize their investment or participate in any upside potential with KKR as a committed partner that believes in the growth strategy that the Box Board and management team are executing."

- Company Issued Press Release
May 2021

The self-tender was a self-serving attempt to improve Box's chances of winning a contested election

Source: Company press release, Company filings, Bloomberg.
Note: Market data as of 8/4/21.

Preferred Financing Voting Provision

As a part of the Preferred Financing, the Company included a voting obligation for the preferred equity investors.

- The Preferred Financing included a voting obligation that would require all owners of the preferred equity investment to vote in accordance with the Board's recommendations until September 2024.

- **It appears obvious that the Board's true intention with respect to the Preferred Financing was to "buy the vote" ahead of a potential election contest with Starboard.**

Voting Provision in Preferred Financing

Section 5.11 Voting. Upon the expiration or termination of the applicable waiting period (if any) under the HSR Act and until September 30, 2024, subject to any applicable Law, stock exchange rules or listing standards:

(a) At each meeting of the stockholders of the Company (including, if applicable, through the execution of one or more written consents if stockholders of the Company are requested to vote through the execution of an action by written consent in lieu of any such annual or special meeting of stockholders of the Company) and at every postponement or adjournment thereof, each Investor Party shall take such action as may be required so that all of the shares of Series A Preferred Stock and Common Stock beneficially owned, directly or indirectly, by such Investor Party or its controlled Affiliates and entitled to vote at such meeting

of stockholders are voted, or consent is given or revoked, in the same manner as recommended by the Board with respect to the election or removal of directors and any Company or stockholder proposal other than (i) any proposal that would, relative to any holder of Common Stock, disproportionately

We believe the Preferred Financing was done to "buy the vote" and entrench the Board

A Class Action Lawsuit Was Filed in Relation to the Voting Provision

Investors were concerned about the Board's motives in approving the Preferred Financing.

- On May 12, 2021, a class action lawsuit was filed in Delaware Chancery Court against the Board by the Building Trades Pension Fund of Western Pennsylvania (the "Complaint").

- The Complaint alleged that the Board breached its fiduciary duties in approving the preferred equity financing and sought an injunction blocking enforcement of the voting provision with the preferred equity investors.

- <u>The Complaint also alleged that the Company had no operational need for the capital and that the Board's true intent in approving the financing and accompanying self-tender was to "buy the vote" ahead of an anticipated election contest in order to entrench itself and management</u>.

Key Excerpts from the Complaint
"The "strategic partnership," however, is a sham designed to lock up a significant portion of the vote in favor of the Board's recommended slate of directors. Specifically, simultaneous with the announcement of the Investment Agreement, the Board announced plans to use the proceeds to launch a "Dutch Auction" self-tender to purchase $500 million of common stock in the open market, indicating the Company had no operational need to raise capital." *"Thus, the Board used the corporate apparatus to displace a diffuse group of stockholders free to vote against the Board's recommended slate of directors with a bloc of shares required to vote in the Board's favor. These series of transactions are bereft any bona fide strategic rationale and represent a pretext to buy the vote of a significant portion of the common stock eligible to vote in director elections."* *"However, through the Investment Agreement and planned share repurchase, the Board has inequitably and disloyally used corporate shares and resources to impede the stockholder base's ability to effect change. The Board is actively working to undermine an anticipated proxy contest by using the corporate machinery to buy and secure the votes of well over 10% of the Company's outstanding shares."*

Other investors filed a lawsuit claiming the Preferred Financing was done to "buy the vote"

Source: Class action lawsuit filed by the Building Trades Pension Fund of Western Pennsylvania dated May 12, 2021.

Box Abruptly Removed the Voting Provision

As a result of the lawsuit and investor frustration, the Company immediately and reactively removed the voting provision.

- One day after the Complaint was filed, the **Board abruptly and reactively eliminated the voting obligations** for the investors in the Preferred Financing.

- We believe the **Board realized it had made a serious mistake** and that stockholders were irate about the Company's attempt to "buy the vote".

- However, we believe stockholders are smarter than to be fooled by this reactionary response.

  – Simply **removing this voting obligation does not suddenly absolve the Board of its mistakes related to this transaction**.

- **We believe there is almost certainly still an implicit promise from KKR and the other preferred equity investors that they will support the incumbent Board that handed them an attractive investment opportunity when the Company clearly did not need to raise money**.

The Company reactively removed the voting provision one day after investors filed a lawsuit

Source: Company filings.

Setting the Record Straight About the Preferred Financing

Following the Company's misleading assertions, we believe it is important for us to clarify our views on the Preferred Financing.

- **We have been critical of the Preferred Financing from the moment it was speculated on by the media on the morning of April 8, 2021**.

> **From:** Peter Feld
> **Sent:** Thursday, April 08, 2021 6:45 AM
> **To:** Barsamian Sue [Email Address Redacted] Lazar Jack [Email Address Redacted] Mayer Bethany [Email Address Redacted]
> **Subject:** Fwd: (BN) KKR Is Said to Be in Talks to Invest $500 Million in Box Inc.
>
> Do not do this. This is a major mistake and not in the best interest of shareholders.

- We strongly believe that Box had no need for the capital and that the transaction was **specifically designed as an entrenchment mechanism meant to "buy the vote"**.

- We asked Board members to explain their rationale in approving the transaction, to which they responded that the Company was seeking sponsorship and stakeholder representation.

  – We expressed our view that, as a long-term common stockholder, we could provide sponsorship to the Company, were willing to provide common stockholder representation on the Board, and would be open to also purchasing a portion of the syndicated portion of the Preferred Financing that the Company had already committed to completing, given that KKR was only keeping a small minority of the preferred equity.

- In its proxy statement, Box entirely omits that while it did offer to allow Starboard to participate in the Preferred Financing, that **offer was conditioned on the transaction being expanded from $500 million to $550 million, and that we agree to "standstill" at the upcoming Annual Meeting**.

- Due to Starboard's belief that the **Preferred Financing had no legitimate business purpose other than to "buy the vote"** and was otherwise **not in the best interest of common stockholders**, Starboard informed the Company that **any further expansion in the size of the transaction was unacceptable and refused to participate.**

Starboard believed the Preferred Financing was a mistake from the beginning

Source: Email from Peter Feld, Managing Member of Starboard Value, to members of the Box Board.

94

Why Did the Board Approve the Preferred Financing?

We believe it is clear that the Board approved the $500 million Preferred Financing to "buy the vote" and dilute common stockholders.

Business Purpose?	✗	The Company did not intend to use the proceeds for any operational purpose.
Improve Capital Structure?	✗	Box has a net cash position and is expected to generate significant free cash flow over the next few years
Boost Stockholder Accretion?	✗	The Board failed to reduce the share count and even if its plan to use the full proceeds was successful, the Preferred Financing would be dilutive in the long-term.
KKR Partnership?	✗	Box attempted to "buy" sponsorship and friendly Board representation, while allowing KKR to syndicate 70% of the deal, likely for a fee.
Attractive Financing Market?	✗	The Preferred Financing is expensive for stockholders and carries much worse terms than the convertible debt that Box raised in January 2021.
Buy the Vote?	✓	The Board members issued the Preferred Financing to "buy the vote" to entrench themselves and the management team ahead of a contested election contest while attempting to use proceeds to "buyout" unhappy stockholders via a tender offer.

There are many serious issues with the Preferred Financing and the related self-tender scheme

E) Severe Compensation Concerns

We Have Severe Concerns With Box's Compensation Practices

We believe there are significant issues with every aspect of Box's compensation and equity programs.

Topic	Best Practices	Issues at Box	Box
Disclosure	Full disclosure of compensation metrics and levels for all key executives in order for stockholders to determine whether management is appropriately incentivized.	☒ **Box discloses only 3 NEOs**, and the CEO regularly requests to reallocate his compensation, thereby limiting his link to performance and providing extremely limited information on pay and performance.	**X**
Equity Burn	Appropriately manage equity spend to limit dilution and to be in-line with peer group.	☒ **Box's SBC expense as a percentage of market cap is twice the Peer Group median**, resulting in significant dilution for stockholders.	**X**
Annual Short-Term Incentive Compensation	Short-term incentive compensation is paid in cash and the program is self-funded.	☒ **Box pays with fully vested RSUs**, but measures performance using Adj. Operating Income, which excludes stock-based compensation, **eliminating the self-funding nature of the program**.	**X**
Long-Term Equity Compensation	Performance metrics and goals require significant performance. 100% time-based restricted stock is a Compensation Committee failure.	☒ Most recently, **Box granted 100% time-based restricted stock for its long-term equity compensation program**.	**X**
Employee Stock Purchase Plan	Employee stock purchase plans (ESPP) may engage employees, but should not be excessive or a giveaway.	☒ Box's employee stock purchase plan (ESPP) provides an expensive 24 month offering period and beneficial reset, which are not market best practices.	**X**
Negative Discretion	Negative discretion is only to be used in extraordinary circumstances	☒ Box has used negative discretion in each of the last three fiscal years	**X**

We are concerned by the Board's inability to craft well-designed compensation programs

Limited Disclosure Regarding NEOs

It is important for public companies to disclose adequate information regarding compensation of key executives in order for stockholders to be able to assess whether they are being properly incentivized.

- Box only identifies three named executive officers, the minimum number required under SEC disclosure requirements. This is fewer than 15 of the 17 companies in its Peer Group for 2020.

  - One of the companies with only 3 NEOs in 2020 has already hired and named a fourth NEO.

  - Of Box's 3 NEOs, the Company's CEO requests the Board reallocate his equity grant to other employees that are not disclosed, meaning that Box is only fully disclosing compensation information for 2 NEOs.

- The minimally required level of disclosure with regard to the NEOs makes it difficult to determine if key decision makers at the Company are properly incentivized to create stockholder value.



Number of NEOs Disclosed in Peer Group

15

2

More than Three NEOs   Less than or Equal to Three NEOs

Box's limited disclosure regarding executive compensation is out-of-line with peers

Source: Company filings.
Note: Peers listed above include all peers listed on page 12 of the Company's FY2021 amended 10-K.

STARBOARD VALUE
98

We Are Concerned That Box Treats Equity As If It Has No Cost

We believe Box's actions indicate that the Company does not truly appreciate the value of equity and instead views it as a "costless" way to "avoid" expenses that would otherwise be paid in cash.

Burn Rate	Box has an equity burn rate that is well above ISS Benchmark levels.
Recent Convertible Financings	Box raised nearly $850 million of capital it does not need, seemingly ignoring the potential dilution common stockholders face from these transactions.
Preferred Equity Dividend	Despite having significant excess cash on the balance sheet, Box elected to pay the dividend in common stock, further diluting common stockholders.
Annual Short-Term Incentive Compensation	Box now pays this bonus compensation in fully vested RSUs, rather than following the market standard and its own precedent of paying in cash.
Employee Stock Purchase Plan	Box's ESPP is filled with off-market terms that lead to outsized dilution and do not promote an alignment of interests.

Excessive equity issuance directly and adversely impacts common stockholders

Stock-Based Compensation Over Time

Despite the growth in Box's revenues, the Company has failed to generate any leverage on stock-based compensation, which has grown even faster than revenues

- Despite seeing meaningful growth deceleration, Box has not seen any slowdown in its stock-based compensation.

Box Revenue Growth and SBC % of Revenue Over Time



31.7%
27.0%
20.2%
14.4%
10.7%
19.7%
19.3%
19.6%
21.0%
20.0%
FY17
FY18
FY19
FY20
FY21
Revenue Growth
Stock-Based Compensation % of Revenue

Box Stock-Based Compensation Over Time



Stock-Based Compensation CAGR: 18.5%
$78.4
$97.5
$119.3
$146.0
$154.3
FY17
FY18
FY19
FY20
FY21

Box's stock-based compensation expense has grown faster than revenue

Source: Company filings.

Box Has High Stock-Based Compensation as a Percentage of Market Cap Relative to Its Peer Group

Box has high equity burn, with its stock-based compensation expense representing almost 6% of its market cap in stock each year.



Stock-Based Compensation Expense as a Percentage of Average Market Capitalization

- Nutanix: 7.3%
- Cloudera: 5.9%
- Box: 5.8%
- FireEye: 5.1%
- 8x8: 4.6%
- Zuora: 4.3%
- New Relic: 3.6%
- Cornerstone OnDemand: 3.0%
- Proofpoint: 2.9%
- Momentive: 2.8%
- Zendesk: 1.7%
- SolarWinds: 1.3%
- Guidewire: 1.2%
- Hubspot: 1.1%
- Qualys: 1.0%
- Five9: 0.9%

Median: 2.9%

Box's equity burn rate as a percentage of market cap is double the peer median

Source: Company filings, Capital IQ.
Note: Calculation as of latest fiscal year for each company. Peers listed above include all peers listed on page 12 of the Company's FY2021 amended 10-K, excluding Forescout Technologies and RealPage, which were acquired in August 2020 and April 2021, respectively. The full universe of potential Box peers is not listed here and the comparisons made herein may differ materially as a result.

STARBOARD VALUE

Increasing Share Count

Box's high stock-based compensation has had a direct impact on the Company, as its share count has been rapidly increasing over the last several years.

- As a result of its high stock-based compensation expense levels and low valuation, Box's share count has grown meaningfully over the last several years.



Box Shares Outstanding

Common Share Count CAGR: 5.0%

185.4

162.8

159.9

150.7

144.3

137.5

130.7

124.4

119.8

FY2015 · FY2016 · FY2017 · FY2018 · FY2019 · FY2020 · FY2021 · FYQ1'2022 · Diluted Share Count

■ Basic Share Count   ↻ Net Share Impact From Preferred Financing & Self-Tender   ↻ Shares Underlying Convertible Notes

Dilution is a significant issue at Box

Source: Company filings.

Note: Share count represents the number of shares on the cover page of the filings.

Box's Incentive Compensation Programs Raise Serious Concerns

We have concerns with many aspects of Box's annual and long-term incentive compensation programs.

Element	Best Practices	Issues at Box	Box
Short-Term Program Design	Annual incentive programs are nearly universal in their design as "self-funded".	☒ Box's program is not self-funded.	**X**
Short-Term Program Payment Currency	Market standard (and Box's own prior practice) is to pay in cash.	☒ Box pays with fully-vested RSUs, which are freely tradeable shares.	**X**
Use of Negative Discretion	Negative discretion should be reserved for extraordinary circumstances.	☒ Box has used negative discretion to lower compensation for 3 consecutive years.	**X**
Long-Term Program Design	Performance metrics based on a combination of operational metrics and relative stockholder returns.	☒ Box has used either no performance metric or a low absolute stock price return as the criteria.	**X**

We are concerned by the Board's inability to craft well-designed compensation programs

The Annual Incentive Plan Is Paid in Equity

Annual incentive plans are nearly universal in their design as "<u>self-funded</u>", meaning that <u>the full amount of the incentive payment is subtracted from any profitability goal of the incentive program</u>.

- Self-funded programs lead to the final cost of the incentive program being more apparent to stockholders, resulting in more management accountability, and ensuring that stockholders are not bearing an excessive portion of the compensation costs.

- In recent years, while under pressure to show improved profitability, Box has made the decision to pay its annual incentive compensation in the form of fully-vested RSUs, which are effectively freely tradeable stock.

- Concerningly, **<u>one of the two target metrics for Box's annual incentive compensation plan is non-GAAP operating income, which excludes stock-based compensation</u>**.

- As such, it appears as if **<u>Box is artificially inflating its non-GAAP operating income by replacing cash compensation with freely tradeable stock</u>**.

    - <u>This has the effect of 1) increasing bonus attainment and 2) further diluting common stockholders.</u>

FY2018 Non-Equity Incentive Plan Compensation	*Non-Equity Incentive Plan Compensation* We use performance-based cash incentives to motivate our named executive officers to achieve our annual financial and operational objectives, while making progress towards our longer-term strategic and growth goals. Typically, near the beginning of each fiscal year, our Compensation Committee adopts the performance criteria and targets for the incentive compensation plan for that fiscal year, which identifies the plan participants and establishes the target cash incentive opportunity for each participant, the performance measures and the associated target levels for each measure, and the potential payouts based on actual performance for the fiscal year.
FY2021 Non-Equity Incentive Plan Compensation	*Non-Equity Incentive Plan Compensation* We use performance-based incentives to motivate our named executive officers to achieve our annual financial and operational objectives, while making progress towards our longer-term strategic and growth goals. Typically, near the beginning of each fiscal year, our Compensation Committee adopts the performance criteria and targets for the incentive compensation plan for that fiscal year, which identifies the plan participants and establishes the target incentive opportunity for each participant, the performance measures and the associated target levels for each measure, and the potential payouts based on actual performance for the fiscal year. Payments under our incentive compensation plan for fiscal year 2021 were made in restricted stock units.

Box's annual incentive plan structure raises many concerns

Self-Funding Compensation Programs Promote Accountability

Below we show an illustrative example of the impact of a compensation program being self-funded compared to the same program that is not self-funded.

Illustrative Compensation Program:

Target Bonus of $10 million for achieving Adj. Operating Income (excludes stock-based compensation) of $100 million.

Self-Funded Program (Bonus Paid in Cash)

Adj. Operating Income (Pre-Bonus)	$100
Cash Bonus	$10
Adj. Operating Income (Post-Bonus)	**$90**
Bonus to be Paid?	**NO**
Operating Income for the Benefit of Stockholders	**$100**

- If the company generates $110 million of Adj. Operating Income prior to bonus compensation, executives will earn the bonus.
- In this scenario, there will still be $100 million in Adj. Operating Income after incentive compensation payments.

Non Self-Funded Program (Bonus Paid in Stock)

Adj. Operating Income (Pre-Bonus)	$100
Equity Bonus	$10
Adj. Operating Income (Post-Bonus)	**$100**
Bonus to be Paid?	**YES**
Operating Income for the Benefit of Stockholders	**$90**

- Executives are able to earn bonuses simply by shifting cash compensation to equity.
- As such, stockholders are left to bear the burden of these equity compensation payments, as they face incremental dilution and lower economic earnings from the business.

Box's annual incentive plan is paid in equity and not self-funded

Note: Analysis is shown for illustrative purposes only.

Box's Long-Term Equity Compensation Program Is Poorly Structured

In its recently filed proxy statement, Box disclosed details of its FY2021 compensation program. Astonishingly and unfortunately, the <u>Company's compensation practices got worse</u>.

- In prior years, Box did not have any operational metrics as part of its equity compensation plan, instead solely using stock options with anemic performance criteria based on absolute stock price returns.

- For FY2021, the Compensation Committee revised the equity compensation program to be **comprised solely of time-based RSUs**.

- This means that in order for executives to receive millions of dollars of incentive compensation, they must simply remain employed for the next four years.

  – In fact, these executives earn a portion of this compensation for **every three months** that they remain employed, **without any regard for financial or stock price performance**.

- For reasons we cannot begin to understand, the **Board actively chose to eliminate any tie between stockholder value creation and equity compensation for executive officers**.

  – While the Company's proxy statement alludes to the fact that this decision was made due to the uncertainty of the current environment, that sentiment does not align with management's public commentary regarding Box's outlook or the Company's recent statement that Box "is in the strongest financial position in the company's history" and "better positioned than ever to drive [its] next phase of growth."

  – Even if financial metrics were difficult to implement, **Relative TSR is a widely-used and accepted performance metric**.

- We believe these actions indicate either a **complete lack of understanding of how to create targeted and effective long-term incentive compensation programs** or a **stunning disregard for aligning compensation with stockholder returns**.

The Compensation Committee is clearly not focused on aligning incentives with stockholder returns

We Believe the Compensation Committee Is Creating Incentives That Reward Disappointing Results

The Compensation Committee has set bonus targets that reward a deceleration in growth, even as management has repeatedly claimed that a reacceleration was imminent.

- For the last few years, even as Box's management team has consistently discussed a reacceleration of revenue growth, the Compensation Committee set bonus targets that reward executives for achieving a deceleration.

Revenue Target Growth Rate



20.5%
16.0%
10.3%
FY2019
FY2020
FY2021

Actual Revenue Growth Rate



20.2%
14.4%
10.7%
FY2019
FY2020
FY2021

Management Commentary

"So we are committed to reaccelerating the bookings growth in the coming year, reaccelerate revenue growth in FY '20."

- CFO Dylan Smith
Q4 FY2018 Earnings Call

"…ultimately, recommitting to the $1 billion in revenue for the full year of FY '22 and reaccelerating revenue growth next year and beyond."

- CEO Aaron Levie
Q2 FY2019 Earnings Call

"So we're still very focused on that reacceleration. This is the entirety of our strategy right now…So the focus right now is entirely on that reacceleration to achieve that target of $1 billion in revenue in FY '22. And so that's where we're putting all of our energy."

- CEO Aaron Levie
Q4 FY2019 Earnings Call

Why were bonuses based on decelerating growth while management claimed a reacceleration was imminent?

Source: Company filings, Company transcripts.

The Use of Negative Discretion Is Rare

While Compensation Committees retain the ability to exercise negative discretion and lower executives' compensation, it typically requires extraordinary circumstances to take this action.

- Incentive compensation is typically earned based on achievement of agreed upon targets set by the Compensation Committee in consultation with management.

- As such, it is highly unusual for Compensation Committees to **retroactively lower compensation** when the management team achieves the previously agreed upon goals.

- Despite this, Box's Compensation Committee used negative discretion for each of the past three years.

- Repeated use of negative discretion can cause significant employee morale issues.

- The use of negative discretion typically indicates one or more of the following issues:

  - **Plan performance achievement does not result in an acceptable level of stockholder value creation;**

  - **Poor or weak target setting by the Compensation Committee**;

  - A Board that is **trying to make up for poor returns** and **express its dissatisfaction with management's performance** by cutting compensation.

There are serious issues with the repeated use of negative discretion

Box's Board Has Retroactively Lowered Compensation In Three Consecutive Years

In each of FY2019, FY2020, and FY2021, Box's Compensation Committee chose to reduce payouts under the annual incentive plan because they were not satisfied with the Company's performance.

FY2019 Executive Bonus Plan	FY2020 Executive Bonus Plan	FY2021 Executive Bonus Plan
"**In light of corporate performance** for the quarter ended January 31, 2019, the Compensation Committee **exercised its discretion to adjust the payouts for our named executive officers down** to approximately 70% of their bonus targets."	"**In light of corporate performance** for the quarter ended January 31, 2020, the Compensation Committee **exercised its discretion to adjust the payouts for our named executive officers down** to approximately 50% of their bonus targets."	"**In light of corporate performance** in fiscal year 2021, our Compensation Committee **exercised its discretion to adjust the payouts for our named executive officers down** to approximately 90% of their bonus targets."

- In each of the last three years, the **Board has apparently been so displeased with the Company's performance that it has cut management's bonuses that were earned based on previously agreed-upon targets**.

    – In other words, corporate performance was so poor that the Board reduced incentive compensation for three consecutive years.

- Despite claiming that the Company is executing well and asking stockholders to support the status quo, the Board has been making its true feelings known through its actions.

- How can the Board ask stockholders to support the status quo when its own **directors are clearly dissatisfied with performance**?

If the Board is not happy with management and the Company's performance, why should stockholders be?

Source: Company filings.
Note: Emphasis has been added by Starboard.

Box's ESPP Does Not Follow Best Practices

Box's Employee Stock Purchase Plan ("ESPP") is designed with features that make it extremely expensive and dilutive for Box stockholders.

- Box's ESPP has a **24-month offering period**, which is longer than the offering period reported by most peers, and allows for the purchase of up to 3,000 shares at a **15% discount** (the maximum allowable discount) every six months (subject to a $25,000 annual limit), with **no holding requirement**.

  - The **majority of companies in Box's Peer Group that have ESPPs have a 6-month offering period**, which limits the time during which a low stock price would apply for the discounted purchase.

  - The longer 24-month offering period affords Box employees the opportunity to purchase shares **"lower for longer"** than if a shorter, more conventional offering period were used.

  - In addition, the 24-month offering period means that if Box's stock price were to increase during this time, the purchase price to employees under the ESPP would remain constant at a discount to the original price for the entire offering period.

- The ESPP also has a feature that could result in an even lower purchase price during the 24-month offering period.

  - **When Box's stock price declines** below the original purchase price during the 24-month offering period, the **purchase price will be reset based on the lower stock price and a new offering period will begin**.

- These features preserve a lower purchase price during an offering period when the Box stock is increasing and automatically lowers the purchase price if the stock price declines—either way, employees win and **common stockholders endure higher costs and dilution**.

Box's "Cadillac" ESPP contains off-market terms and does not promote an alignment of interests

Illustrative ESPP Example

Below, we provide an illustrative example of the potential windfall to an employee under an ESPP with terms similar to those used by Box.

- As shown below, these extremely beneficial terms can lead to significant gains for employees when the stock price goes up or even when it goes down.

"Cadillac" ESPP Example



A In the first purchase period, the stock price has increased to $12.00, and the employee can purchase stock at $8.50.

B In the second purchase period, the stock price has increased to $16.00, and the employee can still buy stock at $8.50.

C By the end of the third purchase period, the stock price fell to $8.00. The purchase price thus falls to $6.80 (85% of $8.00). However, because the is below the original $10 offering price, the offering period rolls over, and a new 24-month offering period begins based on an $6.80 purchase price.

D The stock price has now risen to $14.00, and the employee can purchase stock at $6.80.

"Cadillac" ESPPs are not in the best interests of common stockholders

Source: Infinite Equity report: "Cadillac" ESPP Considerations, October 31, 2019.
Note: Shown for illustrative purposes only.

Box Needs A Board That Can Implement Compensation Best Practices

We have spent time with Box discussing opportunities to improve its compensation practices. Unfortunately, that has not been enough to improve Box's poor compensation practices.

- There are deficiencies on the Board that cannot be addressed solely by stockholders suggesting potential improvements from the outside.

- Box's Board has not shown an ability to improve Box's compensation practices despite our insistence over the past two years.

  - In fact, some aspects of the executive compensation program have actually gotten worse in recent times.

- We believe there needs to be Board change to bring in new directors who better understand these, and other, topics and who will be focused on the best interests of common stockholders.

- Our nominees have served on and as Chair of the Compensation Committee for numerous public companies and implemented best-in-class compensation programs that provide appropriate incentives and alignment with stockholders' interests.

It is clear that Board change is required to address Box's serious compensation issues

F) Poor Governance Practices

Box Has a History of Poor Governance Practices

Box has been plagued by poor governance since it became a public company in January 2015.

- At its IPO, Box had a **dual-class stock structure** and several other governance deficiencies, and its **Board was largely comprised of insiders and venture capital investors.**
- Over time, the venture capital investors sold down their positions, ultimately triggering a bylaw provision that turned Box into a single-class stock.
- Subsequent to our involvement, **Box made some changes to improve its governance under immense pressure from Starboard** and other stockholders.
- However, **Box refused our repeated requests and suggestions to take many other actions** to improve the Company's corporate governance.
  - Box is now misleadingly attempting to **claim credit for its "proactive" actions after making reactionary changes** to some of its problematic governance provisions during this election contest.
  - As an example, Box is now claiming to be focused on improving governance by removing the evergreen provision from the ESPP, while maintaining the evergreen provision in the broader equity plan, which is far more dilutive.
- **Leading proxy advisory firms, ISS and Glass, Lewis & Co. ("Glass Lewis"), have issued WITHHOLD recommendations on incumbent directors at Box for years.**
- The Board has not shown a willingness to hold management accountable, either for poor stock price performance or the Company's consistent history of missing commitments made to investors.
- On the following pages, we detail Box's numerous governance red flags and egregious practices.

Box needs a strong, independent Board to ensure that stockholder interests are of paramount importance

Source: Company filings, ISS, Glass Lewis.

Governance Risks Are Threatening Stockholder Value

Despite recent reactionary changes in the midst of a contested election, several governance provisions restrict the ability of shareholders to hold the Board accountable, other than through a proxy contest.

- Box continues to have a **number of stockholder-unfriendly provisions, including the following:**

  – Classified board;

  – No proxy access right;

  – No right to call special meetings.

- The Board has exhibited aggressive use of equity over the past several years, causing massive annual burn rates.

Fiscal Year	Options Granted	RSUs Granted	Basic Weighted Avg. Shares Outstanding	Unadjusted Burn Rate	Projected ISS Calculation	
FY2021	31,666	10,702,574	155,849,000	6.89%	13.75%	
FY2020	577,082	12,436,586	147,762,000	8.81%	17.22%	
FY2019	717,658	10,349,570	141,351,000	7.83%	15.15%	
			3-Year Average	**7.84%**	**15.37%**	

> **Projected ISS burn rate is well above the ISS industry benchmark of 9.24%**

- With an evergreen provision, shareholders have no venue to vote down an equity plan that continues to dilute their holdings.

Basic Dilution	
Shares Available as of Jan. 31, 2021:	23,778,878
Outstanding Awards:	20,947,715
Common Shares Outstanding:	154,731,305
Basic Dilution[1] in as of Jan. 31, 2021:	**28.9%**

Projected Future Basic Dilution with Evergreen Plan	
Projected Shares Available[2] by Jan. 31, 2025 with Evergreen Estimate:	57,380,409
Outstanding Awards:	20,947,715
Projected Common Shares Outstanding[3]:	188,076,868
Projected Basic Dilution by Jan. 31, 2025 with Evergreen Estimate:	**41.6%**

Source: Company filings, ISS, Starboard estimates.
(1) Basic Dilution calculated as: (Shares Available + Outstanding Awards) ÷ Common Shares Outstanding
(2) Projected Basic Dilution calculated using the following assumptions: Annual increases to Shares Available of 5% of outstanding shares as of Jan. 31 each year (evergreen feature).
(3) Projected Common Shares Outstanding calculated using the following assumptions: Annual increases to Common Shares Outstanding of 5% of outstanding shares as of Jan. 31 each year.

Box Took Actions to Limit Stockholders' Rights Ahead of Its IPO

Since its IPO, Box has been plagued by poor corporate governance standards that limit the rights of common stockholders.

- Box has several stockholder-unfriendly governance provisions and has failed to take meaningful and proactive actions to address many of these issues.
- At the time of its IPO, Box had a dual-class stock structure, with the Class B stock entitled to ten votes per share, compared to the Class A shares sold in the IPO that were entitled to one vote per share.
- In addition, shortly ahead of its IPO, Box implemented several new governance mechanisms that reduced the rights of common stockholders.

ISS QuickScore Following IPO


ISS QuickScore
GOVERNANCE
10

"Several new charter and bylaw provisions were implemented at the time of the company's IPO on Jan. 23, 2015, **which fall short of what many investors would consider best governance practice**. These provisions include a vote requirement of 80 percent of the outstanding shares to amend certain provisions of the charter and/or bylaws; a classified board structure; no special meeting right; and no right to act by written consent…

…**In this case, the company first disclosed the amendments to the charter and bylaws it intended to put in place at the IPO in a draft registration/Form S-1A statement filed on Jan. 6, 2015 (less than one month before the IPO)**."

- ISS 2016 Report

"The Company's governance structure includes **several provisions that significantly limit the rights of outside Class A shareholders**…The combined effect of these provisions will be to **severely limit the ability of shareholders to effect change at the Company** or to realize a takeover premium….As the **board has not provided its public shareholders with an ability to ratify any portion of this troubling governance structure**, we **recommend that the Class A holders signal their disapproval of these excessive restraints by abstaining from the lone member of the governance committee currently standing for election, Ms. Evan**."

- Glass Lewis 2015 Report

Box took stockholder-unfriendly actions even before becoming a public company

Source: ISS, Glass Lewis.
Note: Emphasis has been added by Starboard.

In 2017, Box Took Actions to Benefit Only Class B Stockholders

At the 2017 Annual Meeting, Box sought to amend its Certificate of Incorporation related to the Company's dual-class structure.

- Box sought to amend the definition of a transfer of Class B stock, such that Class B holders would maintain 10 votes per share in connection with entry into support, voting, tender or similar agreements or arrangements in connection with a change of control transaction.
- As noted by ISS at the time, this is a change that served only to benefit Class B stockholders and would potentially reduce the ability of the common Class A stockholders to exercise their rights to support or not support a transaction.
- As a result, ISS and Glass Lewis recommended stockholders vote against this proposal from the Board.

ISS 2017 Recommendation

Item 2. Amend Certificate of Incorporation — AGAINST

VOTE RECOMMENDATION

A vote AGAINST this proposal is warranted given that the proposed amendment further perpetuates a dual-class structure and is strictly for the benefit of Class B shareholders.

Glass-Lewis 2017 Recommendation

2.00: AMENDMENT TO DUAL CLASS STOCK — AGAINST

PROPOSAL REQUEST:	Amendment to prevent the automatic conversion of Class B common stock	RECOMMENDATIONS & CONCERNS:
PRIOR YEAR VOTE RESULT (FOR):	N/A	AGAINST- Amendment is not in best interests of shareholders
BINDING/ADVISORY:	Binding	
REQUIRED TO APPROVE:	Majority of shares outstanding	

Box's Board did not appear to be concerned with the rights of Class A stockholders

Source: ISS, Glass Lewis.

Box's Board Composition Prior to Our Engagement

Prior to Starboard's engagement, Box's Board composition was flawed, and the Board was not well-suited to appropriately govern the Company.

- At the time of our initial involvement, Box's Board composition raised red flags.
- As of Summer 2019, the majority of Box's Board consisted of **insiders and venture capital investors**.

Insiders On the Board



Aaron Levie
Chief Executive Officer,
Co-founder - BOX
Director since 2005



Dylan Smith
CFO & Co-Founder - BOX
Director Since 2005



Dan Levin
Former COO - BOX
Director Since 2009

Venture Capital Investors On the Board



Rory O'Driscoll
Scale Venture Partners
Director Since 2010
(Joined Pre-IPO)



Dana Evan
Icon Ventures
Director Since 2011
(Joined Pre-IPO)



Josh Stein
DFJ / Threshold Ventures
Director Since 2006
(Joined Pre-IPO)

The majority of the Board was comprised of insiders or venture capital investors

Source: Company filings.

It Took Our Involvement and Stockholder Pressure to Catalyze Some Change

Until our involvement, Box had only made limited changes to its Board and governance structure.

- Box's Board has unfortunately been resistant to significant change unless forced by external parties.



1 Summer 2019

Starboard Value initiates dialogue with Box to discuss opportunities to **improve performance and governance.**

2 9/3/2019:

Starboard files 13D disclosing 7.5% ownership in Box.

3 Fall 2019 – Spring 2020:

Starboard engaged with Box on opportunities to improve operations, compensation, capital allocation, and governance. Starboard expressed its view that significant changes may be needed, but the management team and the Board were insistent that they simply needed more time.

4 March 2020:

Starboard reached a settlement agreement with Box, with two new directors selected by Starboard and one selected by the Company joining the Board. Three incumbent directors, including the CFO, left the Board. Box refused to remove the supermajority voting requirements to amend the Charter and Bylaws, despite multiple requests from Starboard during the negotiation process.

It took extensive negotiation to overcome Box's resistance to change even a few poor governance practices

Source: Company filings.

STARBOARD VALUE
119

Box Continues to Have Restrictive Governance

Box's stockholders are still limited in their ability to effect change due to the restrictive governance provisions the Company refuses to change.

Box's Board Claims to be Committed to "World-Class Governance Practices"
"The Box Board remains unified in its ongoing commitment to acting in the best interests of all stockholders, and to ensuring Box benefits from world-class corporate governance and oversight." *- Box Press Release* *May 17, 2021*

- Despite a commitment to "world-class governance and oversight," the Board continues to have a **number of stockholder-unfriendly provisions**.
- In particular, **stockholders are prevented from taking the following actions**:
  - **NO action by written consent**;
  - **NO** ability to call **special meetings** or **fill vacancies on the Board**.
- Box also continues to have a **Classified Board.**
- In addition, until a **reactionary change made during this contested election**, Box still required a **supermajority vote to amend certain provisions of its Charter and Bylaws**

Box has maintained stockholder-unfriendly governance, despite its commitment to "world-class governance"

Source: Company press release.

Box's Evergreen Provisions Are Not in the Best Interests of Common Stockholders

At the Annual Meeting, Box is seeking to eliminate the evergreen provision of its ESPP. However, Box is not allowing stockholders to vote on the evergreen provision of the broader equity plan.

- We believe Box is only seeking to eliminate the evergreen provision of the ESPP because the Company believes it is running low on available shares under the program, in large part due to the egregious terms of the program, not for the purpose of improving governance standards.

> "Our Board of Directors believes that the number of shares currently remaining available for issuance under the ESPP and the annual Evergreen Provision increase will not be sufficient for our future needs."
>
> *- Box 2021 Proxy Statement*

- Evergreen provisions are viewed as extremely stockholder-unfriendly, and we believe Box views the elimination of the evergreen provision as necessary to gain support for this proposal to pass at the Annual Meeting.

- However, we believe **it is extremely telling that Box is not seeking to simultaneously remove the evergreen provision in the broader equity plan**, which creates far more dilution for common stockholders.

  - Box is apparently not concerned with the negative consequences for common stockholders from this evergreen provision, simply because the Company believes it has enough shares available for issuance.

- Unfortunately, this again aligns with Box's troubling pattern of claiming to be focused on improving governance, while taking actions that suggest the opposite.

Box has chosen to not allow stockholders to vote on the more problematic evergreen provision

Leading Proxy Advisory Firms Have Repeatedly Had Concerns

Leading proxy advisory firms ISS and Glass Lewis have consistently and repeatedly raised concerns regarding a litany of governance issues at Box.

- As highlighted in prior slides, Box has several stockholder unfriendly governance provisions, despite its supposed commitment to "world-class governance and oversight".

- Moreover, Box has maintained these provisions during its entire public history, despite consistent negative feedback from leading proxy advisors firms, until facing a contested election this year.

- Primarily as a result of the draconian supermajority voting provision and the classified Board structure, **ISS has recommended WITHHOLD votes on every incumbent director who has served on the Board for at least one year since 2016**, the first year following the Company's IPO.

ISS 2016 Recommendations

Item	Code	Proposal	Board Rec.	ISS Rec.
MANAGEMENT PROPOSALS				
1.1	M0201	Elect Director Dan Levin	FOR	WITHHOLD
1.2	M0201	Elect Director Gary Reiner	FOR	WITHHOLD
1.3	M0201	Elect Director Josh Stein	FOR	WITHHOLD

ISS 2017 Recommendations

Item	Code	Proposal	Board Rec.	ISS Rec.
MANAGEMENT PROPOSALS				
1.1	M0201	Elect Director Rory O'Driscoll	FOR	WITHHOLD
1.2	M0201	Elect Director Dylan Smith	FOR	WITHHOLD
1.3	M0201	Elect Director Bryan Taylor	FOR	WITHHOLD

ISS 2018 Recommendations

Item	Code	Proposal	Board Rec.	ISS Rec.
MANAGEMENT PROPOSALS				
1.1	M0201	Elect Director Dana Evan	FOR	WITHHOLD
1.2	M0201	Elect Director Steven Krausz	FOR	WITHHOLD
1.3	M0201	Elect Director Aaron Levie	FOR	WITHHOLD

ISS 2019 Recommendations

Item	Code	Proposal	Board Rec.	ISS Rec.
MANAGEMENT PROPOSALS				
1.1	M0201	Elect Director Kim Hammonds	FOR	FOR
1.2	M0201	Elect Director Dan Levin	FOR	WITHHOLD
1.3	M0201	Elect Director Josh Stein	FOR	WITHHOLD

ISS 2020 Recommendations

Item	Code	Proposal	Board Rec.	ISS Rec.
MANAGEMENT PROPOSALS				
1.1	M0201	Elect Director Sue Barsamian	FOR	WITHHOLD
1.2	M0201	Elect Director Carl Bass	FOR	FOR
1.3	M0201	Elect Director Jack Lazar	FOR	FOR

New Director Selected by Box
New Director Selected by Starboard

ISS has consistently recommended WITHHOLD votes on Box's directors

Leading Proxy Advisory Firms Have Repeatedly Had Concerns (Cont'd)

Leading proxy advisory firms ISS and Glass Lewis have consistently and repeatedly raised concerns regarding a litany of governance issues at Box.

- Glass Lewis has also voiced concerns regarding governance issues at Box, including the fact that, until our settlement with the Company, Box's CFO served on the Board.
  - As a general practice, even for well-performing companies, it is generally considered poor governance for the CFO of a publicly traded company to serve on the Board of the Company for which he or she is the CFO.
- Glass Lewis highlighted this issue every year from 2015 – 2019 and even recommended a WITHHOLD vote on Mr. Smith in 2017, the only year during the Company's public history in which he was up for election.

"Director Smith serves as CFO of the Company. We believe that the unique financial information and control over a company's finances that is typical for a CFO should place the CFO in the position of reporting to and not serving on the board. It is crucial for the board to be in the position of overseeing the Company's finances and its reporting. This oversight is likely to be more complicated and less rigorous when the CFO sits on the same board to which they report."

- Glass Lewis 2017 Report

- Despite this consistent critique and the inherent conflict in the CFO serving as a director, the Board did not take any actions to address this issue until we forced action during settlement discussions in 2020.

Glass-Lewis 2017 Recommendation

PROPOSAL	ISSUE	BOARD	GLASS LEWIS	CONCERNS
1.00	Election of Directors	FOR	SPLIT	
1.01	Elect Rory T. O'Driscoll	FOR	FOR	
1.02	Elect Dylan Smith	FOR	WITHHOLD	• Board independence • CFO on board

Glass Lewis consistently highlighted issues related to the CFO's Board role

Source: Glass Lewis.

Incumbent Directors Have Received Low Support Levels Since the Dual-Class Structure Collapsed

Following the automatic collapse of the dual-class structure, support levels for directors with greater than one year of tenure dropped dramatically.

Proposal	Meeting Date	ISS Recommendation	Support Received	Percentile Rank vs Russell 3000
Elect Director Josh Stein	June 2016	Withhold	99.6%	82.5%
Elect Director Dan Levin	June 2016	Withhold	99.2%	68.4%
Elect Director Gary Reiner	June 2016	Withhold	99.5%	78.7%
Elect Director Bryan Taylor	June 2017	Withhold	98.6%	52.1%
Elect Director Rory O'Driscoll	June 2017	Withhold	98.5%	50.1%
Elect Director Dylan Smith	June 2017	Withhold	98.2%	44.7%
Elect Director Dana Evan	June 2018	Withhold	85.2%	6.9%
Elect Director Steven Krausz	June 2018	Withhold	85.6%	7.2%
Elect Director Aaron Levie	June 2018	Withhold	85.5%	7.1%
Elect Director Josh Stein	June 2019	Withhold	70.4%	2.4%
Elect Director Dan Levin	June 2019	Withhold	71.0%	2.5%
Elect Director Kim Hammonds	June 2019	For: *Less than 1 Year Tenure*	90.9%	13.9%
Elect Director Carl Bass	July 2020	For: *Less than 1 Year Tenure*	99.1%	70.1%
Elect Director Jack Lazar	July 2020	For: *Less than 1 Year Tenure*	98.6%	59.7%
Elect Director Sue Barsamian	July 2020	Withhold	72.4%	2.6%

Support levels skewed by dual-class structure which provided Class B stock with 10 votes per share

Stockholders' frustration has become apparent since Box became a single-class stock

Source: Company filings, ISS.

These Are Not the Only Governance Issues

Box has other concerning governance attributes that give stockholders pause when evaluating the independence of the Board and its ability and willingness to hold management accountable.

- Today, Box still has multiple current and former executives on the Board, even after CFO Dylan Smith left the Board as part of our settlement agreement in 2020.
  - Former COO Dan Levin still sits on the Board today – while the Company no longer classifies him as an insider, we question Mr. Levin's independence after spending several years as an executive of BOX and nearly 12 years on the Board.
- Box is also plagued by a Board that includes multiple directors with lengthy tenure, as defined by ISS.

ISS Guidelines:

"Limiting director tenure allows new directors to the board to bring fresh perspectives. An excessive tenure is considered to potentially compromise a director's independence…For the US, Canada, Hong Kong, and, Singapore, **lengthy tenure is defined as nine or more years**."

  - Dan Levin and Dana Evan have both served on the Board for more than 9 years.
- Box's traditional equity plan has an evergreen provision.
- As a result of these issues and the governance concerns, ISS currently gives Box a QualityScore of 5, highlighting issues related to Board Structure, Shareholder Rights, and Compensation.


QualityScore
5
Low Risk
High Risk
Scores indicate decile rank relative to index or region. A decile score of 1 indicates lower governance risk, while a 10 indicates higher governance risk.

Source: Company filings, ISS.

Box's Actions Tell a Different Story Than Its Words

When given the ability to add a new independent director as part of the 2020 settlement agreement, Box appointed Carl Bass, who has been openly and publicly hostile to activist investors.

Carl Bass Has Prior Experience with Activists

Autodesk Blasts Activist Investors After Sachem Head Move

By Pavel Alpeyev
November 5, 2015, 5:03 AM EST
Updated on November 5, 2015, 9:25 AM EST

- CEO Carl Bass says activists are focused on short term

Autodesk Chief Executive Carl Bass to Step Down

Move concludes long tenure at design-software company, capped by contest with activist investors

Former Autodesk CEO Carl Bass has his say on activist investors

by Brian Eastwood | Sep 10, 2018

Why It Matters

Activist investors: "Wealth-transfer" vultures or a needed check on poor management? Carl Bass falls firmly with the former.

Box's Actions Related to Collaboration with Starboard

Despite publicly expressing a desire to collaborate, in May 2020, Box appointed Carl Bass to the Board. Mr. Bass has been publicly hostile towards activist investors and stockholder rights

"**Milton Friedman's theory that a company is owned by shareholders – big and small, activist or not – is a "legal fiction**…What a shareholder really owns is stock, which is a contractual agreement between the company and that shareholder."

- Carl Bass
September 2018

"If you have conviction about running the company, buy it and you run it…**This idea that you're an itinerant owner — that would be like me getting a room at the Motel 6 and then telling them they have to redecorate everything, and then the next day I leave.** It's a crazy notion that we've gotten to."

- Carl Bass
September 2018

Carl Bass's appointment reflects Box's unwillingness to collaborate in good faith with Starboard and other investors

Source: Public news articles.
Note: Emphasis has been added by Starboard.

The Current Board Has Significant Interlocks and Appears to Lack Independence

We believe there are multiple director interlocks and connections, potential conflicts of interest, and a lack of true independence among many Board members.

	Best Practice?
▪ We believe the Box Board lacks true independence and until recently, concentrated power in the hands of executives and directors committed to the status quo.	
– Until earlier this year, the **founder and CEO, Aaron Levie, also served as Chair of the Board**.	X
– **Dana Evan, who joined the Board almost ten years ago while Box was still a private company, was chosen to serve as Lead Independent Director following our settlement agreement, while also being the Chair of the Nominating and Governance Committee and the Audit Committee.**	X
▪ This was an incredible concentration of power in the hands of the CEO and a long-serving director.	
– At the time, we expressed our concern to the Board regarding this power structure in communications to directors.	
– While Box has now appointed an independent Chair and new Chair of the Audit Committee, **we believe these changes are yet another set of reactionary measures taken by Board when under pressure**, under the guise of good governance. Stockholders deserve a Board that is willing to make proactive changes for the benefit of stockholders	X
▪ There are numerous interlocking relationships among Box's Board members.	
▪ In total, of the ten Box Board nominees, 8 have direct interconnects with their fellow directors.	X

The Board has significant interlocks that have created an insular environment that lacks independence

Source: Company filings.

Box's Board Has Many Concerning Interlocks

We question whether these interlocks create problematic dynamics on the Box Board.


Aaron Levie
BOX Director since 2005
Co-Founder & CEO
Ms. Evan was recruited by Mr. Levie to be on the Board of Box pre-IPO while she was a partner at a VC firm.
Dana Evan
BOX Director since 2011
Mr. Leav was recruited by Ms. Evan for the Box Board and Proofpoint Board while she served as Chair of the Nominating and Governance Committee at both companies.
Peter Leav
BOX Director since 2019
Mr. Levin reported directly to Mr. Levie for 7 years while COO of Box, a role that he took after joining the Board in 2009.
box
Mr. Leav served as CEO of BMC during and after KKR's acquisition of BMC. Mr. Park served on BMC's Board during this time.
Dan Levin
BOX Director since 2009
John Park
BOX Director since 2021
KKR Representative
Kim Hammonds
Box Director since 2019
Served together on the Board of Segment (a private company).
Sue Barsamian
Box Director since 2018
Worked together as executives at Hewlett-Packard.
Bethany Mayer
Box Director since 2020

Source: Company filings.

G) Track Record of Insider Selling

Concerning Pattern of Insider Selling

The frequency and magnitude of insider selling at Box is remarkable and incredibly one-sided.

- The frequency and magnitude of insider selling at Box raises serious questions.

- Since the Company's IPO in 2007, there have been **more than 65 sales**[1] of stock by the current management team and Board, totaling more than 2 million shares sold.

  - In fact, no director or member of senior management has purchased a single share of stock in the open market **since October 2015**.

- On average, insider sales made by the current Board and management team have occurred at an average price of **$20.98 per share.**

  - Despite Box's misleading and inaccurate attempts to portray Starboard as short-term oriented and as having pressured the Company to sell at any price, **it is in fact the Company's current Board and management team that have been consistent sellers of stock at prices well-below the current stock price.**

There has not been a single open market purchase of stock in the last five years

Source: BamSEC, Company filings.
(1) Includes both open market sales and 10b5-1 sales.

Insiders Have Consistently Been Sellers of Stock

The current Board and management team have been consistent sellers of stock since the Company's IPO.

Date	Seller	Action	Shares	Transaction Price	Transaction Value
July 12, 2021	Dylan Smith	Sale	(15,000)	$25.01	($375,150)
March 10, 2021	Dylan Smith	Sale	(30,000)	$21.16	($634,800)
February 10, 2021	Dylan Smith	Sale	(45,000)	$18.30	($823,500)
December 21, 2020	Aaron Levie	Sale	(50,000)	$19.22	($961,000)
October 12, 2020	Dylan Smith	Sale	(15,000)	$18.04	($270,600)
September 21, 2020	Aaron Levie	Sale	(50,000)	$17.72	($886,000)
September 10, 2020	Dylan Smith	Sale	(30,000)	$18.86	($565,800)
August 28, 2020	Dan Levin	Sale	(100,000)	$20.23	($2,023,000)
July 10, 2020	Aaron Levie	Sale	(86,000)	$20.55	($1,767,231)
July 10, 2020	Dylan Smith	Sale	(15,000)	$20.89	($313,350)
July 9, 2020	Aaron Levie	Sale	(215,000)	$21.02	($4,519,365)
July 9, 2020	Dana Evan	Sale	(6,000)	$21.04	($126,244)
June 21, 2020	Dan Levin	Sale	(80,012)	$20.62	($1,649,736)
June 10, 2020	Dylan Smith	Sale	(45,000)	$19.36	($871,200)
June 2, 2020	Dan Levin	Sale	(175,130)	$19.83	($3,473,292)
October 18, 2019	Kim Hammonds	Sale	(3,328)	$15.97	($53,148)
June 10, 2019	Dylan Smith	Sale	(15,000)	$18.02	($270,300)
May 10, 2019	Dylan Smith	Sale	(15,000)	$20.10	($301,500)
April 10, 2019	Dylan Smith	Sale	(15,000)	$19.53	($292,950)
March 15, 2019	Dan Levin	Sale	(30,000)	$19.77	($593,100)
March 1, 2019	Dan Levin	Sale	(30,000)	$19.88	($596,332)
February 11, 2019	Dylan Smith	Sale	(45,000)	$23.57	($1,060,650)
February 5, 2019	Dan Levin	Sale	(40,000)	$22.63	($905,200)
January 15, 2019	Dan Levin	Sale	(30,000)	$19.08	($572,400)
January 7, 2019	Dan Levin	Sale	(30,000)	$18.90	($567,000)

No current independent director of Box has ever purchased stock in the open market

Source: BamSEC, Company filings.
Note: Table reflects all transactions from 1/22/15 to 8/4/21. Includes both open market sales and 10b5-1 sales.

STARBOARD VALUE

Insiders Have Consistently Been Sellers of Stock (Cont'd)

The current Board and management team have been consistent sellers of stock since the Company's IPO.

Date	Seller	Action	Shares	Transaction Price	Transaction Value
November 30, 2018	Dan Levin	Sale	(30,000)	$18.90	($567,000)
October 15, 2018	Dan Levin	Sale	(30,000)	$18.90	($567,000)
September 25, 2018	Dana Evan	Sale	(12,000)	$23.89	($286,620)
September 17, 2018	Dan Levin	Sale	(70,000)	$24.00	($1,680,240)
September 10, 2018	Dylan Smith	Sale	(15,000)	$24.71	($370,650)
August 31, 2018	Dan Levin	Sale	(80,000)	$24.22	($1,937,600)
August 10, 2018	Dylan Smith	Sale	(15,000)	$25.85	($387,750)
July 16, 2018	Dan Levin	Sale	(80,000)	$26.22	($2,097,600)
July 10, 2018	Dylan Smith	Sale	(15,000)	$26.42	($396,300)
July 6, 2018	Dana Evan	Sale	(15,000)	$26.11	($391,650)
June 15, 2018	Dan Levin	Sale	(80,000)	$26.56	($2,124,514)
June 11, 2018	Dylan Smith	Sale	(15,000)	$25.91	($388,650)
May 15, 2018	Dan Levin	Sale	(80,000)	$27.36	($2,188,616)
April 16, 2018	Dan Levin	Sale	(100,000)	$20.87	($2,087,000)
March 15, 2018	Dan Levin	Sale	(100,000)	$20.91	($2,090,800)
March 7, 2018	Dan Levin	Sale	(10,000)	$20.00	($200,000)
February 12, 2018	Dylan Smith	Sale	(13,000)	$20.42	($265,499)
January 16, 2018	Dan Levin	Sale	(10,000)	$22.39	($223,870)
January 10, 2018	Dylan Smith	Sale	(13,000)	$21.10	($274,339)
January 10, 2018	Dana Evan	Sale	(7,500)	$21.14	($158,588)
January 3, 2018	Dana Evan	Sale	(7,500)	$21.65	($162,390)
December 15, 2017	Dan Levin	Sale	(30,000)	$21.05	($631,440)
December 11, 2017	Dylan Smith	Sale	(13,000)	$20.84	($270,881)
November 15, 2017	Dan Levin	Sale	(30,000)	$21.73	($651,930)

No current independent director of Box has ever purchased stock in the open market

Source: BamSEC, Company filings.
Note: Table reflects all transactions from 1/22/15 to 8/4/21. Includes both open market sales and 10b5-1 sales.

STARBOARD VALUE

Insiders Have Consistently Been Sellers of Stock (Cont'd)

The current Board and management team have been consistent sellers of stock since the Company's IPO.

Date	Seller	Action	Shares	Transaction Price	Transaction Value
October 15, 2017	Dan Levin	Sale	(50,000)	$19.95	($997,660)
October 10, 2017	Dylan Smith	Sale	(13,000)	$19.06	($247,819)
September 15, 2017	Dan Levin	Sale	(20,000)	$18.53	($370,600)
September 5, 2017	Dan Levin	Sale	(57,444)	$18.43	($1,058,521)
August 15, 2017	Dan Levin	Sale	(20,000)	$18.60	($372,000)
July 27, 2017	Dan Levin	Sale	(50,000)	$20.00	($1,000,000)
July 17, 2017	Dan Levin	Sale	(40,000)	$18.93	($757,000)
June 15, 2017	Dan Levin	Sale	(40,000)	$18.28	($731,080)
June 1, 2017	Dylan Smith	Sale	(39,000)	$20.00	($780,000)
May 15, 2017	Dan Levin	Sale	(40,000)	$18.46	($738,280)
April 17, 2017	Dan Levin	Sale	(40,000)	$16.96	($678,240)
April 5, 2017	Dan Levin	Sale	(20,000)	$17.00	($340,000)
March 15, 2017	Dan Levin	Sale	(20,000)	$16.75	($334,980)
October 11, 2016	Dan Levin	Sale	(5,000)	$15.32	($76,595)
October 4, 2016	Dan Levin	Sale	(5,000)	$16.38	($81,890)
September 27, 2016	Dan Levin	Sale	(5,000)	$14.72	($73,605)
September 20, 2016	Dan Levin	Sale	(5,000)	$14.61	($73,025)
September 13, 2016	Dan Levin	Sale	(5,000)	$14.44	($72,190)
September 6, 2016	Dan Levin	Sale	(5,000)	$14.35	($71,755)
October 9, 2015	Aaron Levie	Purchase	25,000	$12.34	$308,550
October 8, 2015	Aaron Levie	Purchase	10,000	$11.91	$119,090
October 7, 2015	Aaron Levie	Purchase	15,000	$11.10	$166,500

No current independent director of Box has ever purchased stock in the open market

Source: BamSEC, Company filings.
Note: Table reflects all transactions from 1/22/15 to 8/4/21. Includes both open market sales and 10b5-1 sales.

Box's Current Directors and Management Team Have Sold More Than $50 Million of Stock

Since the Company's IPO, Box has been plagued by consistent and repeated insider sales, indicating a clear lack of confidence in the Company.

- **Since October 2015, no current director or executive has purchased a single share of stock in the open market.**

Proceeds from Sales vs Stock Purchases – Aaron Levie


$8,133,596
$594,140
Total Proceeds from Stock Sales
Total Stock Purchased ($)

Proceeds from Sales vs Stock Purchases – Dylan Smith


$9,161,688
$0
Total Proceeds from Stock Sales
Total Stock Purchased ($)

Proceeds from Sales vs Stock Purchases – Dan Levin


$35,255,091
$0
Total Proceeds from Stock Sales
Total Stock Purchased ($)

Proceeds from Sales vs Stock Purchases – Dana Evan


$1,125,492
$0
Total Proceeds from Stock Sales
Total Stock Purchased ($)

Proceeds from Sales vs Stock Purchases - Total


$53,729,015
$594,140
Total Proceeds from Stock Sales
Total Stock Purchased ($)

Source: BamSEC, Company filings.
Note: Table reflects all transactions from 1/22/15 to 8/4/21. Includes both open market sales and 10b5-1 sales.

IV. We Have a Plan to Improve Performance

We Want to Work With Box to Improve Performance

We are seeking to elect a minority slate of directors, who, if elected, look forward to working with their fellow directors and the management team to help drive improved results at Box.

- We have spent significant time and effort studying the Company, and we believe there is a significant opportunity to create long-term value for the benefit of all stockholders.
- As a first step, we believe there must be Board change at Box, **including direct representation for common stockholders**.
- If elected, our director nominees look forward to engaging with the rest of the Board and the Company's leadership to drive strong performance and significant value creation at Box.
- In the following pages, we discuss a number of value-enhancing initiatives that we believe should be evaluated:
  - None of them are definitive.
  - No decisions have been made.
  - These topics represent our collective external view of issues, opportunities, and topics for discussion in the boardroom.
  - Only after reviewing internal information can the full Board then make a decision as to what is best for the Company.

If elected, our nominees will work with Box to improve performance and create value

Box Has Had Subpar Performance Despite Favorable Macro Trends

Despite a favorable industry backdrop and offering a best-of-breed solution, Box has struggled operationally over the past several years.

Industry Trends Have Been Favorable

% of Workloads in Public Cloud Today vs. In 3 Years



Cloud Enterprise Software Spend



Continued Revenue Growth Deceleration



Negative Profitability Post-SBC Expense (FY2021)



Box is still unprofitable after deducting SBC

We believe Box's struggles are largely due to self-inflicted issues

Source: Wall Street research, Company filings, Bloomberg.

We Believe There Are Opportunities to Improve Operating Performance at Box

Summary of Potential Operational Improvement Opportunities	
Revenue Growth & Go-To-Market Strategy	▪ Sustainably improve Box's revenue growth through **improvements to the go-to-market organization**. ▪ Develop a more **customer-centric culture** in its go-to-market organization and make its **customers' business outcomes the singular focus of every employee**. ▪ Improve sales efficiency and drive growth through a **more focused approach on the opportunities where it has the greatest right to win, rather than trying to be all things to all people**. ▪ Significantly **improve sales force productivity to benchmark standards** to drive improvements in revenue growth with the existing cost structure.
Gross Margin Opportunity	▪ Thoroughly **review mix of datacenter usage and public cloud usage** to create optimal mix of infrastructure. ▪ Box has failed to see the benefits of the cost savings it has promised, as **gross margins have fallen despite revenue mix tailwinds**. ▪ Drive more rapid **mix shift to multi-product customers** to create revenue and margin tailwinds. ▪ Realize benefits of cost savings that come from **winding down data center redundancy**.
Other Operational Improvement Opportunities	▪ R&D expenses have grown rapidly when adjusting for acquisition spend related to new product introductions. ▪ Develop a more customer-centric culture in the product development organization. ▪ Stringent evaluation of return on investment related to all product development initiatives.

Source: Starboard estimates, SBI estimates.

A. Revenue & Go-To-Market Opportunities

Box Can Improve Growth By Evolving Its Go-To-Market Strategy

The cloud content management market has matured in the last five years, and large players like Microsoft and Google have made inroads in the core EFSS market where Box began. We believe Box must adapt its go-to-market strategy to improve performance.

Develop a Customer-Centric Culture	• Diligence points to a central idea that Box creates products that Box likes and can generate recurring revenue. • However, customers are not focused on Box's "AI" or code elegance, they care about their business outcomes. • Box must make its customers' business outcomes the singular focus of every employee.
Focus on Right to Win	• All signs point to an "all things to all people" growth hypothesis. • Box must focus on the areas in which it is well positioned to win - enterprise customers who value its best-of-breed capabilities, integrations, and compliance capabilities. • Diligence points to at least three use cases where Box truly excels: Secure/Regulated Industries, Workflow Enablement, and External Applications.
Deliver Profitable, Scaled, Repeatable Growth	• Box displays wide productivity swings in its major markets – indicating the need to revisit how it leverages partners, what architectural / platform adjustments are required to win, and what will drive its sales team effectively. • Box must achieve the above and implement a closed-loop, outside-in strategic development process that functions as a mature, enterprise-level, strategic function – providing stability, repeatability, and accountability.

Starboard engaged Sales Benchmark Index, a leading go-to-market consulting firm, to assist in our analysis

Box Can Improve Performance vs. SBI Benchmark

Box has an offering that is stickier than most SaaS products, but has not been as effective in converting Sales & Marketing dollars into bookings & revenue growth or sales rep productivity.

	KPI	Box	SBI Benchmark	Description / Details
1	Growth Rate	10.7%	13.3%	› Top-line growth vs. benchmark
2	Gross Retention Rate	95%	92%	› Percentage of total dollars retained from a consistent customer base year to year
3	Net Retention Rate	102%	108%	› Percentage of dollars retained from a consistent customer base year to year including cross and up-sell opportunities
4	Rep Productivity	~$350K	$425-$600K	› Annual ARR bookings per rep › Box calculated from 2021 new revenue and quota carrying reps
5	S&M Spend % of Revenue	35.8%	37.4%	› High growth SaaS firms should be on high end of benchmark. Box was below 40% spend in 2021, w/ ~33% less growth.
6	Sales Manager to Rep Ratio	10:1	8:1	› Box has too many reps for each manager; challenges with coaching and development (see Win Rate, Productivity, etc.)
7	Rep Ramp Time	9-10 months	4-6 months	› Box's ramp time is below benchmark and likely contributing to poor Rep productivity

Opportunity for Improvement   **Acceptable**   **Best Practice**

Source: Company filings, Company transcripts, Starboard estimates, SBI estimates.
Note: SBI Benchmark comprised of 9 SaaS companies HQ in N. America with $500M-1B in revenues. Box productivity is calculated based on dollars of revenue growth, net of gross revenue retained, per estimated quota carrying rep.

STARBOARD VALUE

Box Should Explore Six Opportunities to Address the Strategic Implications Uncovered in Diligence

#	Opportunity	Objectives	Why It Matters
1	**ICP & Account Segmentation**	Determine Ideal Customer Profile ("ICP") and prioritize accounts where Box has the right to win in the market	Aligns Sales & Marketing motions to grow those new and existing accounts with the highest customer lifetime value
2	**Create Revenue Growth Program**	Clear path to achieve organic revenue growth targets, and create enterprise value in the short (<12 months) and long-term (12-36 months)	Provides plan for growth and initiatives required to transform Box's commercial capabilities
3	**GTM Optimization**	Implement the optimal organizational coverage model, including leveraging partners to create cost efficiencies	Transformation that optimizes Direct, Partner, Customer Success teams to drive the most growth with the lowest cost
4	**Revenue Marketing**	Align marketing efforts, costs and results to drive pipeline growth and conversions	Links Marketing clearly to revenue growth while creating visibility and accountability
5	**Sales Enablement**	Equip the Sales & CS teams to win in their patch / assignment – plays, coaching, training, tools & resources, etc.	Improves Sales Rep Productivity, Ramp Time, Win Rates, Quota Attainment and Retention
6	**Pricing & Packaging**	Launch bundles that are sticky in the target markets, at a price where Box can compete and win	Leverages strategic shift to Customer-Centricity and Focus to maximize bookings

● Recommended Phase 1 – these set the basis for strategic direction

● Likely Phase 2 (pending Phase 1 findings) – these have been identified as "known opportunities" based on diligence

STARBOARD VALUE

Rep Productivity Is the Key Metric

Aside from adding more reps, all other revenue gains can best be captured by quantifying increases in rep productivity over time – it is one of the key areas of intersection to assess maturity of S&M capabilities.

Box Rep Productivity Opportunity



$425K - $600K
~$350K
SBI Benchmark
Box

Rep Productivity Drivers

- Account Segmentation & Prioritization will ensure that reps are directed to sell into those accounts that represent the greatest potential.
- Data-driven go-to-market model will better allocate rep resources to those areas of the market where Box is more likely to win.
- Greater focus on Revenue Marketing will drive more high-quality leads to reps.
- High-quality sales enablement assets will drive faster ramp times and more effective selling by seasoned reps.

We believe Box can significantly improve sales force productivity

Source: Company filings, Company transcripts, Starboard estimates, SBI estimates.
Note: SBI Benchmark comprised of 9 SaaS companies HQ in N. America with $500M-1B in revenues. Box productivity is calculated based on dollars of revenue growth, net of gross revenue retained, per estimated quota carrying rep.

STARBOARD VALUE
143

Opportunity 1: ICP & Account Segmentation

Box has conflated segmentation with stratification, which has resulted in poor cost-to-serve and resource deployment.

- We believe Box can achieve best-in-class GTM targeting via categorization, sizing, and prioritization of accounts to identify high-value segments.

Required Components of Segmentation		Potential Areas of Improvement
Categorization	• Key Question: "How do we categorize our accounts and who should cover them?" • Examples: Industry; Product Alignment	1. **Segments** – Box's segmentation strategy seems to be more aligned to stratification rather than account segmentation. 2. **ROAD Categories** – This will help align common categories of accounts to relevant Sales and Marketing motions. 3. **Contact "Type"** – Corporate contacts and independent contacts will require and expect different types of engagement.
Quantification / Sizing	• Key Question: "How can we measure the value of our accounts?" • Examples: "Frontier" spend; historical revenue	1. **Territory Design** – The quantification of opportunity per account can be used as an input into territory design to ensure that reps have equivalent and sufficient chance to hit their number. 2. **Corporate Strategy Goal Setting** – The dollarized potential for each account can be used as in input into future goal setting exercises, including resource focus and product strategy.
Prioritization	• Key Question: "How do we focus on the right accounts to meet our goals?" • Examples: Tiers (1,2,3); Market Descriptors (Strategic, mid-tier); Service Differentiation	1. **Cost-to-Serve("CTS")** – Regularly tracking and optimizing CTS will ensure that the key growth areas receive their proportion of spend and focus for sales, marketing, and customer success. 2. **Account Planning** – Reps can use the prioritization in their account plan with their managers and ensure that their efforts are focused on the opportunities that will help them make their number.

| ICP & Segmentation | Revenue Growth Program | GTM Model | Revenue Marketing | Sales Enablement | Pricing & Packaging |

STARBOARD VALUE

144

Opportunity 2: Revenue Growth Plan (RGP)

A Revenue Growth Program lays out how a company is going to achieve organic growth targets over the next 3-5 years to both provide focus (forward looking) and test accountability & predictability (backward looking).

Questions to be Addressed

- How important is organic growth in driving value creation at Box over the next 3-years?

- What is your revenue growth goal for each of the next 3-5 years?

- How successful have you been at achieving your growth target in recent years?

- How do you know that's the right number?

- Where will the growth come from (Region, Vertical / Industry, Account Tier, Channel / Direct, New Logo / Current Customer, etc.)?

  – How successful have you been at predicting this historically?

- What are the risks to making the number?

- What does your team need to achieve the number?

- What bets are you making to ensure you hit the number?

Work to be Done

A

Review Critical Data / Documents:
Budgets (S&M, Product, Cust. Success), Corp. Strategy, Recent Board Decks, Commercial Bets / Investments, Functional Strategies, Revenue Growth Assessment, Market Data, Product Roadmap

B

Identify & Prioritized Required Bets / Investments

C

Develop 12 and 36 Month Revenue Plan:
Decompose 3-5 Year Big Bets → Annual Key Initiations → Quarterly Priorities → Weekly / Monthly Goals

ICP & Segmentation	Revenue Growth Program	GTM Model	Revenue Marketing	Sales Enablement	Pricing & Packaging

Opportunity 3: GTM Model Improvements

More than three organization design models indicate unnecessary complexity and a lack of focus and strategic deployment. We believe Box is currently going to market with at least five design elements.

- Future state focus should focus on three or less strategies.
- We would recommend reducing and leveraging Hunter/Farmer + Product / Solution + Industry / Vertical models.

Org Design Models:	Description	Advantages	Considerations	Today	Future
Stratification	**Stratify your accounts based on size (current spend, spend potential, employee count, etc.)**	▪ Selling expenses aligned with opportunities ▪ Maximize rev/head in limited resource environments	▪ Prospects/Customers not managed equally ▪ Territories may exhibit large geo dispersion	✔	
Hunter / Farmer	**Roles based on specific activities (new logo hunters and up-sell / cross-sell farmers)**	▪ Efficiency is achieved through assigning specific tasks to reps (role clarity) ▪ Enables focused acquisition of top prospects	▪ De-emphasizes customer focus and relationship built during initial campaign ▪ Increased coordination effort when handing off accounts	✔	✔
Geography	**Structure sales organization based upon rep proximity to geographic areas**	▪ Provides customers with local/state knowledge ▪ Cost containment (keeps T&E expenses low)	▪ Doesn't align the best sales resources against the best opportunities ▪ As product set grows, becomes more difficult for reps to have expertise in all areas	✔	
Buyer Persona	**Structure sales organization based on buyer personas (CEO, CTO, CMO, etc.)**	▪ Reps can target messaging to specific persona evaluation criteria and objectives ▪ Reps gain credibility with specific targeted persona	▪ Customers may become confused with multiple sales reps calling the same accounts ▪ Reps need to be product/industry generalists		
Product / Solution	**Structure sales organization based on specific product or solution**	▪ Ensures faster results for new products ▪ Reduces the sales cycle for new products	▪ Limited Cross-sell/Up-sell due to silo's ▪ Increased selling expense in highly geo-distributed account base	✔	✔
Industry / Vertical	**Organize to focus on specific vertical**	▪ Sales force develops deep knowledge of how to sell into specific industries ▪ Potential to leverage referral networks via industry-specific groups	▪ Selling expense becomes very high ▪ Reps require larger geos to make the number (higher T&E)	✔	✔

ICP & Segmentation | Revenue Growth Program | **GTM Model** | Revenue Marketing | Sales Enablement | Pricing & Packaging

STARBOARD VALUE
146

Opportunity 4: Shift to Revenue Marketing

Within Revenue Marketing, Customer Marketing remains the biggest immediate opportunity, and it aligns and focuses strategy & customer-centricity.

- While both activities are needed, all marketing tactics should ultimately drive revenue by purposefully moving the prospecting along the buying journey.



Box's Current Approach

Position the company and solutions appropriately in the market to drive awareness, interest and consideration.



Pivot to Revenue Marketing

Stimulate and nurture willingness to buy that addresses motivations, reduces barriers and supports sales efforts.

Brand Marketing	Hybrid	Revenue Marketing
■ Analyst Relations	■ Content Marketing	■ Email/Direct Marketing
■ Public Relations	■ Product & Solutions	■ Field Marketing
■ Adverting	■ Campaign Mgmt.	■ Partner Marketing
■ Social Media	■ Event Marketing	■ Sales Enablement
	■ Website	■ Marketing Tech
	■ Marketing Operations	■ Customer Marketing
	■ Market Intelligence	

ICP & Segmentation	Revenue Growth Program	GTM Model	**Revenue Marketing**	Sales Enablement	Pricing & Packaging

Opportunity 5: Sales Enablement

Box should focus on improving its Sales Enablement capabilities to improve sales rep productivity, which we believe would allow it to increase revenue in a cost-effective and scalable manner compared to hiring more reps.

- Box is trying to overcome decelerating growth by hiring more reps, which keeps sales and marketing costs high, rather than actually addressing its sales force productivity challenges.
- Box has disclosed Rep ramp time at 9-10 months, compared with a benchmark for best in class of 3-6 months.
  - For anything other than highly technical sales cycles, ramp time over 9 months represents poor performance and an opportunity for better Sales Enablement, as well as potentially better hiring & territory planning.
- Estimated Sales Rep productivity for Box of ~$350k per rep per year is below the SBI Benchmark range of $425k – $600k.
  - This productivity gap suggests the right answer for Box may not be to just hire more sales reps.
- We believe Box should instead focus on improving its Sales Enablement function to make current reps more productive and narrow the gap to the benchmark levels.
  - To maximize effectiveness, Sales Enablement should become the focus in order to drive growth through improved productivity, not simply increased headcount.

Box Rep Productivity Opportunity



+~20%
+~70%
$800k
$600k
$400k
$200k
$0k
~$350k
$425k
$600k
Estimated Box Productivity
Low SBI Benchmark
High SBI Benchmark

ICP & Segmentation	Revenue Growth Program	GTM Model	Revenue Marketing	Sales Enablement	Pricing & Packaging

Source: Company filings, Company transcripts, Starboard estimates, SBI estimates.
Note: SBI Benchmark comprised of 9 SaaS companies HQ in N. America with $500M-1B in revenues. Box productivity is calculated based on dollars of revenue growth, net of gross revenue retained, per estimated quota carrying rep.

Opportunity 6: Pricing & Packaging

We believe Box should re-evaluate its pricing strategy – not by decreasing prices to gain share, but rather by delivering real value to its customers and ensuring customers understand the value Box's products offer.

- The strategic shift to customer-centricity and market focus will position Box to accomplish this goal.

A 15% decrease in the price of product requires a substantial volume increase – even for high margin businesses such as Box – to contribute the same gross margin dollars to the company. Compare this to the volume needed for a price increase – decreasing price hurts a company worse than increasing price helps.

% Decrease in Price	Gross Margin %	% Volume Increase
15%	50%	43%
15%	60%	33%
15%	**70%**	**27%**

% Increase in Price	Gross Margin %	% Volume Decrease
15%	50%	-23%
15%	60%	-20%
15%	**70%**	**-18%**

Box gross margin = 73.0%

Three Pricing Levers Could Help Box Increase Revenue Growth

A — Price Strategy: Customer-centric & market-relevant Pricing Strategy that improves profit by increasing average selling price, volume, or both

B — Product Packaging: Expand margin and maximize acquisition & retention by optimizing Product Packaging

C — Price Setting: Align prices with strategy while balancing a profitable discounting framework

ICP & Segmentation | Revenue Growth Program | GTM Model | Revenue Marketing | Sales Enablement | Pricing & Packaging

Source: Company filings, Starboard estimates, SBI estimates.

B. Gross Margin Opportunities

Box Historically Targeted 75-80% Gross Margins

Until its IPO, Box achieved gross margins in excess of 75%, and management suggested it would remain at this level over the long-term.

After its IPO, Box Disclosed a Gross Margin Target of 75-80%



78%
81%
80%
76%
75-80%
FY2013
FY2014
FY2015
1HFY2016
Long Term Target

"…we've maintained margins in the 75% to 80% range over time and we expect the long-term margins to stay in that 75% to 80% range."

- CFO Dylan Smith
August 2015

"…75% to 80% long-term range, which is still our current view in terms of the steady state and long-term gross margins of the business."

- CFO Dylan Smith
December 2015

Source: Company presentations, Company transcripts.

Box's Gross Margins Began to Decline

Box then began to realize significant, and sustained, gross margin degradation while repeatedly pointing to "one-time", "temporary", and "investment" impacts.

■ Box claimed declines in gross margin in FY2016 and FY2017 were temporary, and the Company reiterated its 75-80% gross margin target.



Box Non-GAAP Gross Margin Over Time

FY2013: 77.6%
FY2014: 80.9%
FY2015: 80.4%
FY2016: 74.6%
FY2017: 74.6%

"We are investing in our data center infrastructure and Box consulting ahead of our customers' needs. We are also incurring excess real estate expenses as we prepare to move into our new Redwood City facility, temporarily paying rent on 2 locations. Once we complete this move in Q4, **we will resume our gross margin trajectory upward in our long-term 75% to 80% range.**"

- CFO Dylan Smith
Q2 FY2016 Earnings Call

In September 2016, Box Lowered Its Long-Term Gross Margin Target

Approximately one year after setting its prior target, Box lowered its long-term gross margin target.

Initial Gross Margin Target of 75-80%



78%
81%
80%
76%
75-80%
FY2013
FY2014
FY2015
1HFY2016
Long Term Target

Gross Margin Target Was Lowered in September 2016

Target Model at ~$1B

Scaling to ~$1B with Existing Customers, New Products and Improved Efficiency

	FY15	FY16	1HFY17	Key Drivers	At ~$1B
Gross Margin	80%	75%	73%	Scale into expanded data center footprint	~75%
S&M as a % of revenue	91%	74%	58%	Drive business model leverage and rep productivity	~39%
R&D as a % of revenue	25%	26%	22%	Continue to innovate on world class products	~16%
G&A as a % of revenue	23%	20%	15%	Focus on operational excellence	~9%
Operating Margin	(59%)	(44%)	(22%)	Manage expenses and benefit from economies of scale	~11%
Free Cash Flow Margin	(57%)	(38%)	(13%)	Improve payment durations; major CapEx in past	~17%

Despite claiming confidence in a return to historical gross margins, Box quickly lowered its target

Source: Company presentations.

Since Then, Gross Margins Have Stayed Below 75%

Box has not been able to consistently generate 75% gross margins since revising its original target downward in September 2016.



Box Non-GAAP Gross Margins Over Time

- FY2013: 77.6%
- FY2014: 80.9%
- FY2015: 80.4%
- FY2016: 74.6%
- FY2017: 74.6%
- FY2018: 75.5%
- FY2019: 73.8%
- FY2020: 71.5%
- FY2021: 73.3%

High end of original gross margin target: 80%

Low end of original gross margin target: 75%

Despite claims of "cost optimization" programs, Box has not been able to deliver gross margin improvements

Pricing Should Have Been A Tailwind

Box's commentary suggests pricing should have been a tailwind for gross margins.



Box Indicates Pricing Should be a Margin Tailwind

Solution Sales Command Higher Pricing
Price per seat improving despite volume discounting

Annual Price Per Seat

"**With respect to pricing, for the 6th consecutive quarter, we saw an improvement in our price per seat on a year-over-year basis**."

- CFO Dylan Smith
Q3 FY2020 Earnings Call

Gross margin contracted during a period of increasing price per seat

Sources: Box Investor Day Presentation, Capital IQ.
Note: Emphasis has been added by Starboard.

Revenue Mix Should Have Been A Tailwind

Box now generates nearly 60% of its revenue from customers with one or more add-on products. These customers generate gross margins that are approximately 1,000bps higher than do customers who only purchase core Box.

Revenue Mix Over Time

FY2019	**FY2021**
73.8% Non-GAAP Gross Margin %	**73.3% Non-GAAP Gross Margin %**



80%+ Gross Margin
70% Gross Margin
~44%
~56%
80%+ Gross Margin
70% Gross Margin
41%
59%
Core Only
Core Plus 1 or More Add-on

"We will improve gross margin by optimizing our data center footprint, public cloud infrastructure and the cost to serve our customers. In addition to the data center migration that we've discussed over the past year, we'll be driving efficiencies in various aspects of delivering our service such as storage, search and conversion. **<u>We also expect more of our business to come from add-on products, which will naturally drive higher margins</u>**."

- CFO Dylan Smith
Q3 FY2020 Earnings Call

Gross margin contracted during a period of improving revenue mix

Sources: Box Investor Day Presentation, Capital IQ.
Note: Emphasis has been added by Starboard.

Data Center Optimization Projects

Box has frequently made statements about data center optimization as a driver of margin improvement and growth. Yet, gross margins have continued to decline.

Period	Box Commentary on Data Center Optimization for Margin Improvement and Growth	Long-Term Outlook
Q4 FY2015	We made significant investments in our data centers to support our growing customer base.	Mid-to-High 70% Range
Q1 FY2017	We've talked about sort of balancing the continued data center investments with a lot of the operational efficiency improvements and scale that we're seeing in the model…we'd expect our gross margin to begin trending back upwards sometime in the fiscal '18 year and then to remain in the 75% to 80% range.	75% - 80%
Q4 FY2019	**Lower Cost Region Data Center Migration Flagged** In FY '20, we will be migrating our data center footprint to significantly lower-cost regions…we are expecting gross margin throughout FY '20 to range from 70% to 71%. Once we complete this migration and as we continue to drive these efficiencies, we expect gross margin to trend back up toward the mid-70s.	Mid 70%'s
Q4 FY2020	We expect FY '21 gross margin to be in the range of 72% to 73%. As we consolidate our data center footprint and benefit from the other optimizations we've discussed, we expect this upward trend to continue in future years, landing at roughly 75% by FY '23.	75% in FY23
Q3 FY2021	Finally we'd call out the gross margin improvements that we've been driving, we scaled into the new data centers that we migrated into last year as we continue to benefit and drive scale through that, as well as, continue to leverage the different public cloud relationships that we have and deliver software efficiencies across the stack … we do expect to pick up a couple of percentage points of improvement in gross margin over the next couple of years as well	75% in FY24
Q1 FY2022	We expect gross margin to increase over the course of this year and for it to come in at roughly 74% for the full year as we continue to deliver infrastructure efficiencies.	75% in FY24

Despite "driving infrastructure efficiencies", Box's gross margin has deteriorated by 700bps since its IPO

Sources: Company transcripts.

Box Should Have Generated Gross Margin Improvement

Box gross margins have deteriorated by more than 200bps since FY2018, despite claims of operational efficiencies and pricing/revenue mix trends that should have been margin tailwinds.

Potential Gross Margin Improvement Opportunity



75.5%
+1.6%
+ ??
77%+
?
73.3%
FY2018 GM
Pricing / Mix Impact
Infrastructure Efficiencies
PF Gross Margin
FY2021 Gross Margin

Box may have an opportunity to significantly improve its gross margins

Sources: Capital IQ, Company filings.

C. Other Operational Opportunities

Box Has Spent a Significant Amount in Product Development Over the Last Several Years

Box's growth has significantly decelerated despite significant investments in research & development.



R&D Expenses Over Time

Box spent nearly $1 billion in R&D expenses over the last six years

FY2016	FY2017	FY2018	FY2019	FY2020	FY2021
$103	$116	$137	$167	$206	$199

Box has cumulatively spent almost $1 billion in R&D over the last six years

Source: Company filings.
Note: R&D expenses calculated as GAAP R&D + capitalization of software – amortization of capitalized software.

Some Products Have Failed to Live Up to the Hype

Over the last several years, Box has developed products related to artificial intelligence and machine learning that have ultimately seemed to fail.

- Diligence indicates that Box spent a significant amount of time and money investing in Box Skills and Box Graph, two solutions that would allow them to be a part of the AI/ML "transformation".

- Despite significant hype at the time of their introduction and hope of significant revenue contribution, these products no longer even appear in the Company's recent marketing materials, leading investors to question if they were simply failures.

> "At BoxWorks…Our major announcement was the unveiling of **Box Skills and Box Graph, 2 new ways we're bringing machine learning and AI to content in Box. We believe AI and machine learning will fundamentally change how we manage, secure and collaborate on content in the enterprise.**"
>
> *- CEO Aaron Levie*
> *November 2017*

2018 Investor Presentation	2021 Investor Presentation

 Box Skills enables customers to bring intelligence to content  IBM Watson, Microsoft Azure, Google Cloud, aws …

 **Box Skills and Box Graph are not even shown**



Box has had multiple product failures

Source: Company presentations, Company transcripts.
Note: Emphasis has been added by Starboard.

Box Was Forced to Rebuild Its Workflow Solution

In 2016, Box launched a co-developed workflow solution with IBM. Despite strong demand for a workflow solution from Box, the original version of Box Relay was not competitive in the market.

- For a Company that claims to be in-tune with what its customers are looking for, it is concerning that Box was taken aback by the level of demand it saw for a workflow solution.

- Similarly, it raises questions as to the Company's product strategy both that it chose to co-develop a key product and also that the co-developed product was not competitive in the market.

- It appears as if it took Box more than two years to accept that it needed to rebuild the product, and the Company was then forced to make an acquisition in order to be able to launch the new version of Box Relay as quickly as possible.

"So about 4 years ago, we launched a workflow solution in partnership with IBM. And <u>the great thing is that workflow solution exceeded our expectations in terms of the amount of customer demand for Box having workflow as a kind of core capability. The challenge was that the functionality, the user experience was separate from the core Box experience</u> because it was sold as a joint offering. And so we made the evaluation with IBM that it probably made more sense for that to be a native capability within Box. And so about 1.5 years ago, <u>we went down the path of re-architecting the solution. We acquired a company as a tuck-in acquisition.</u>"

- Aaron Levie
March 2020

Box made a poor product strategy decision to co-develop a key product offering

Source: Company transcripts.
Note: Emphasis has been added by Starboard.

Both Major Product Launches in 2021 Are the Result of Acquisitions

Despite continuing to spend significantly on internal R&D efforts, Box's two primary product launches to date this year – Box Sign and Box Shuttle – are both largely developed from acquired technology.

Box Shuttle

- In 2016, the Company originally released Box Shuttle, a service offering to help customers migrate their legacy enterprise content management data and on-premises storage content into Box.

- However, it appears that this solution did not gain much traction, and Box stopped discussing Box Shuttle during earnings calls or investor presentations after August 2018.

- In February 2021, Box acquired Cloud FastPath for $15 million to "supplement and enhance Box Shuttle".

- Now, Box is again talking about the promise of Box Shuttle, but we question why the internal R&D efforts were not enough for this product to gain traction.

Box Sign

- Box recently launched Box Sign, a native e-signature tool.

- This product was developed from the Company's acquisition of SignRequest in February 2021 for $55 million.

- During conversations with the Company, Box disclosed that they had been evaluating this market for 8 years.

- Yet, Box chose to neither build nor buy a solution during this time period, even as other e-signature vendors experienced success.

- Box is now entering a competitive market with large, well-funded competitors with whom it must also maintain its partnerships.

Box Shuttle
Accelerate your move to the Content Cloud

Box Sign
Secure, seamless e-signatures where your content lives

Neither of Box's two major product launches are borne from the Company's internal R&D efforts

Source: Company filings.

Box's R&D Expenses Are Greater Than They Appear

Given that M&A is now directly driving product development efforts, we believe it is prudent to examine R&D expenses combined with acquisition spend to determine the effectiveness of the Company's spending.

- Box appears to be relying more on acquisitions to fill product gaps and replace some productivity from internal R&D efforts.
- As a result, the capital spent on these pre-revenue acquisitions should functionally be treated as R&D expenses.
- **<u>When adjusted for acquisitions, Box's R&D expense has continued to grow quickly, even as revenue growth continues to decelerate.</u>**

Revenue Growth



31.7%
27.0%
20.2%
14.4%
10.7%
FY2017
FY2018
FY2019
FY2020
FY2021

Total R&D Expenses and R&D Expense as % of Revenue[(1)]



$116
$137
$167
$206
$268
29.1%
27.0%
27.4%
29.6%
34.8%
FY2017
FY2018
FY2019
FY2020
PF FY2021
R&D Expenses
Feb 2021 Acquisitions

Total product development spending has continued to increase even as growth has slowed

Source: Company filings.
Note: R&D expenses calculated as GAAP R&D + capitalization of software – amortization of capitalized software. Feb 2021 Acquisitions closed in Q1 FY2022.
(1) Percentage calculated as (R&D Expenses + Acquisitions) / Revenue.

STARBOARD VALUE

V. Creating the Best Board for Box

Starboard Has a Methodical Process to Identify High-Quality Board Members

Starboard has a long history of identifying high-quality board members, having added or replaced <u>278 corporate directors on 79 boards</u>.

- Starboard uses the following criteria to evaluate potential directors:

    - **<u>Industry Relevance</u>** – Does the individual have an in-depth understanding of industry dynamics?

    - **<u>Proven Operational Track Record</u>** – Has the individual created value for stockholders in his or her prior leadership roles?

    - **<u>Proven Leadership Track Record</u>** – Has the individual held senior management roles and / or public board roles?

- Starboard uses the following process to identify potential directors:

    - **<u>Search Firm</u>** – Starboard has strong relationships with leading executive search firms.

    - **<u>Proprietary Network</u>** – Starboard has strong relationships with highly successful current and former executives.

    - **<u>Candidate Interviews & Reference Checks</u>** – Starboard conducts comprehensive diligence on each of its nominees.

We are confident in our ability to identify high-quality directors committed to creating stockholder value

Overview of Starboard Director Nominees

We have compiled a diverse slate of experienced and knowledgeable industry experts who we believe could propel Box forward and would bring unique skillsets and perspectives to the Board.

- Our highly-qualified nominees have range of experiences that complement each other. Collectively, they are **industry-leading experts** on **corporate governance**, **software and cloud communications**, **marketing**, **strategic partnerships**, **the public sector**, and **turnarounds**.

- We have nominated **three director candidates** to the 10-person Board, and we are seeking only minority representation on the Board on behalf of common stockholders.

- We are mindful that Box's CEO, Aaron Levie, is up for election at the Annual Meeting. As a general practice, we believe that public company CEOs should serve on the company's board while serving as CEO.

  - As such, **our intention is to add Mr. Levie back to the Board**, should he be willing to serve, in the event that one of our nominees is elected to replace him at the Annual Meeting.

Starboard Director Nominees



Deborah S. Conrad
Former Chief Marketing Officer Intel Corp.





Peter A. Feld
Managing Member, Starboard Value





Xavier D. Williams
Vice Chairman and Former CEO, American Virtual Cloud Technologies; 30 Year Career at AT&T



We Believe Our Director Nominees Are More Qualified to Guide a Turnaround at Box

We have compiled a diverse slate of experienced industry experts who can propel Box forward.

Starboard Nominees						
	Technology / Cloud Experience	Public Markets Investing Experience	C-Level / President Experience	Business Development / Marketing Experience	Prior Public Company Board Experience	Turnaround Experience
 **Deborah S. Conrad** Former Chief Marketing Officer, Intel	✓		✓	✓		
 **Peter A. Feld** Managing Member, Starboard Value	✓	✓			✓	✓
 **Xavier D. Williams** Vice Chairman & Former CEO, American Virtual Cloud Technologies; Former President of Public Sector & First Net, AT&T	✓		✓	✓	✓	✓

We have nominated a slate of highly-qualified and experienced nominees to help create value at Box

Our Nominees: Peter A. Feld

We believe that Mr. Feld's extensive knowledge of the capital markets, corporate finance, and public company governance practices as a result of his investment experience, together with his significant public company board experience, would make him a valuable asset to the Board.



- **Mr. Feld** is a Managing Member and Head of Research at **Starboard Value LP**. Prior to founding Starboard, he was a Managing Director at Ramius and a Portfolio Manager at Ramius Value and Opportunity Master Fund Ltd.
- **Mr. Feld** currently serves as Chair of **GCP Applied Technologies** and a director of **NortonLifeLock** and **Magellan Health**.
- **Mr. Feld** previously served as a director of **AECOM**, **Marvell Technology**, **Brink's**, **Insperity**, **Darden Restaurants**, and **Integrated Device Technology**, among others.























Note: Select Boards as of last eight years.

Our Nominees: Deborah S. Conrad

We believe that Ms. Conrad's extensive leadership experience at Intel, as well as her marketing and business development background, would make her a valuable asset to the Board.



- **Ms. Conrad** previously served as Corporate Vice President and Chief Marketing Officer at **Intel Corporation**.

- **Ms. Conrad** had an extensive career spanning 27 years at Intel, where she held senior positions of increasing responsibility across multiple areas, including marketing, communications, brand management, and business development.

- **Ms. Conrad** currently serves as the Interim Chief Marketing Officer at **NovaSignal**, a medical technology company, as an Executive Advisory Board Member for **BioIQ**, a healthcare technology company, and as a Strategic Advisor at **Grand Rounds**, a healthcare technology company.

- **Ms. Conrad** also has extensive private board experience, having previously served on the Board of Directors of the **Intel Foundation**, a private corporate foundation established by Intel, and **Samasource** (n/k/a Sama), a data production company for artificial intelligence and machine learning, among others.

  samasource

 Grand Rounds Health Globality

Our Nominees: Xavier D. Williams

We believe that Mr. Williams' extensive experience leading technology-focused organizations and public sector expertise, as well as his public company board experience, would make him an attractive asset to the Board.



- **Mr. Williams** currently serves as Vice Chairman and was formerly CEO of **American Virtual Cloud Technologies**, a leading publicly traded cloud communications and information technology services provider.

- **Mr. Williams** previously had an extensive career spanning almost 30 years at **AT&T**, culminating in his role as President of **AT&T's Public Sector & First Net.**

- At AT&T, **Mr. Williams** served in various capacities and positions of increasing responsibility, across multiple areas, including finance, product management, strategy, sales, human resources, global operations and customer service, including previous roles as President of Business Operations, President of Global Public Sector & Wholesale Markets, and President of Government Solutions & National Business, among others.





VI. Conclusion

We Believe There Is an Opportunity to Create Substantial Value at Box

Box stockholders deserve a Board that will demand accountability and excellence.

- Box went public in January 2015 with a best-in-class product portfolio and favorable tailwinds in a growing market.

- Despite a favorable industry environment and management's promises to the contrary, **Box's revenue growth has continued to decelerate and execution has been inconsistent**, resulting in poor relative stock price performance.

- Following our involvement in 2019, the Company reluctantly made changes to focus more on balancing growth and profitability and improving some of its poor governance practices.

- In 2020, we reached a settlement to add new independent directors to the Board, and despite our view that more significant changes may be needed, we were hopeful that performance would improve and value would be created.

- Unfortunately, management's **performance has fallen far short of expectations**, yet again.

- Yet, despite continued underperformance and inconsistent execution, the **Board has seemed complacent**.

- Rather than demanding accountability and driving improved performance, the **Board instead sanctioned the highly-defensive Preferred Financing and related self-tender scheme that was intended to "buy the vote" and dilute common stockholders**.

- We believe the **Board's actions and preference for the status quo** make it clear that the **Board needs direct representation for common stockholders** and new independent directors who will bring fresh perspectives, true independence, and a renewed sense of accountability to the Company, while **putting the interests of common stockholders first**.

- We have identified a **group of highly-qualified and relevant experts** who we believe would help **propel Box forward** if elected at the Annual Meeting.

Vote on the WHITE Proxy Card Today

Starboard has a long history of driving operational, financial, and strategic turnarounds.

> **We Believe <u>Change Is Needed</u> After Years Of Missed Expectations And Poor Results**
>
> **We Believe We Have A <u>Superior Slate Of Director Nominees</u>**





VOTE
FOR MEANINGFUL CHANGE

VOTE
TO ALLOW US TO HELP IMPROVE BOX FOR THE BENEFIT OF <u>ALL</u> STOCKHOLDERS

VOTE on Starboard's WHITE Proxy Card Today

Appendix I:
Case Studies – Value Creation Through Board Improvement in the Technology Industry



NortonLifeLock (Formerly Symantec)

Starboard Reconstituted NortonLifeLock's Board That Guided the Company to a Turnaround

On September 17, 2018, Starboard agreed to a settlement with Symantec (now NortonLifeLock). As a result of the settlement, the Board dramatically changed.

- The settlement originally added 4 new directors, and following the sale of the Enterprise Security Assets and subsequent rebranding as NortonLifeLock, the Board was comprised of 8 directors.

NortonLifeLock Board of Directors in 2019



Frank Dangeard (Chair)
Former CEO of Thomson



Sue Barsamian
Former Chief Sales & Marketing Officer of HPE Software



Nora Denzel
Former SVP, Big Data, Marketing, and Social Product Design of Intuit



Peter Feld
Managing Member of Starboard Value



Ken Hao
Managing Partner of Silver Lake Partners



David Humphrey
Managing Director of Bain Capital



Vincent Pilette
CEO of NortonLifeLock



Paul Unruh
Former CFO of Bechtel Group

Starboard reconstituted the Board with directors who guided a successful turnaround

Source: NortonLifeLock's public filings.

NortonLifeLock's Reconstituted Board Drove Improvements in Operating and Financial Performance

We believe the new Board empowered NortonLifeLock to improve its operations and profitability after years of underperformance.

The Reconstituted Board Oversaw a Transformative, Value-Enhancing Transaction



- In August 2019, Symantec announced the sale of its Enterprise Security Asset to Broadcom for $10.7 billion.

"In short, we **expect to return in cash about 59% of** [the August 5, 2019] **market capitalization** to our shareholders while at the same time **keeping an ownership in a predictable business that generates over 80% of today's operating income**."

- NLOK CEO Vincent Pilette
Q1 FY2020 Earnings Call

Performance Since Creation of NortonLifeLock[1]



Revenue	Direct Customer Count	Adj. Operating Income
FY2019: $2,408[2]	FY2019: 20.3	FY2019: $1,145
FY2022E: $2,839	FY2022E: 23.1	FY2022E: $1,420
5.6% CAGR	+2.8 Million	7.4% CAGR

The reconstituted Board helped NortonLifeLock reach its full potential

Source: NortonLifeLock's public filings, Bloomberg, and Wall Street research. NortonLifeLock financials include the impact of acquisitions completed as of August 4, 2021. Market data as of August 4, 2021. Note: Emphasis added by Starboard.
(1) Represents performance of NortonLifeLock compared to Symantec Consumer segment for FY2019, the last full year prior to the creation of NortonLifeLock. (2) Represents non-GAAP revenue.
Note: While Starboard believes that the changes or improvements made at the company were attributable in large part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Starboard's active involvement and beyond, there is no objective method to confirm what portion of such growth was attributable to Starboard's efforts and what may have been attributable to other factors and does not provide the performance of Starboard's investments.

NortonLifeLock's Share Price Outperformed Peers Once the Board Was Reconstituted

Symantec/NortonLifelock's share price has performed significantly better since the Board was reconstituted than in the three years prior[1].



3-Year Stock Price Performance Prior to Board Reconstitution[2]

- SYMC: 34%
- S&P 500 Information Technology: +100%

Legend: SYMC — S&P 500 Information Technology



Stock Price Performance Since Board Reconstitution[2]

Completes sale of Enterprise Security Assets and emerges as NortonLifeLock

- NLOK: +126%
- S&P 500 Information Technology: +117%

Legend: NLOK — S&P 500 Information Technology

NortonLifeLock created significant shareholder value once the Board was reconstituted

Source: Capital IQ. (1) We define Board reconstitution as beginning on September 17, 2018, which is the date of Starboard's settlement with the company, which included the company adding four new independent directors to the Board. (2) Total returns for all periods include dividends. Note: While Starboard believes that the changes or improvements made at the company were attributable in large part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Starboard's active involvement and beyond, there is no objective method to confirm what portion of such growth was attributable to Starboard's efforts and what may have been attributable to other factors and does not provide the performance of Starboard's investments.



Marvell Technology

Starboard Reconstituted a Majority of Marvell's Board That Guided the Company to a Turnaround

On April 27, 2016, Starboard agreed to a settlement with Marvell. As a result of the settlement, Marvell's Board dramatically changed.

- The settlement originally added 5 new directors and 3 more new directors were added after the settlement with Starboard.

Marvell's Board of Directors in 2017



Rick Hill (Chairman)
Former CEO of Novellus Systems



Tudor Brown
Co-founder of ARM Holdings



Gerri Elliott
Former Chief Customer Officer, Juniper Networks



Peter Feld
Managing Member of Starboard Value



Oleg Khaykin
CEO of Viavi Solutions Former CEO of International Rectifier



Matt Murphy
President & CEO of Marvell



Mike Strachan
Former Member of Ernst & Young's America's Executive Board



Robert Switz
Former Lead Director of Broadcom Corp.



Randhir Thakur
Former GM at Applied Materials

Incumbent Director

Starboard reconstituted a majority of the Board with directors who guided a successful turnaround

Source: Marvell's public filings.

Marvell's Reconstituted Board Drove Improvements in Operating and Financial Performance

We believe the new Board empowered Marvell to improve its operations and profitability after years of underperformance.

Marvell Before Board was Reconstituted	Marvell Since Board was Reconstituted

Net Revenue



Net Revenue



Adjusted Gross Margin



Adjusted Gross Margin



Adjusted Operating Margin



Adjusted Operating Margin



The reconstituted Board helped Marvell reach its full potential

Source: Marvell's public filings, Bloomberg, and Wall Street research. Marvell financials include the impact of acquisitions completed as of August 1, 2021. Market data as of August 1, 2021.
Note: While Starboard believes that the changes or improvements made at the company were attributable in large part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Starboard's active involvement and beyond, there is no objective method to confirm what portion of such growth was attributable to Starboard's efforts and what may have been attributable to other factors and does not provide the performance of Starboard's investments.

Marvell's Share Price Outperformed Peers Once the Board Was Reconstituted

Marvell's share price performed significantly better once the Board was reconstituted than in the three years prior[1].

3-Year Stock Price Performance Prior to Board Reconstitution[2]	3-Year Stock Price Performance After Board Reconstitution[2]



200
180
160
140
120
100
80
60
Indexed Stock Price (Apr 2013 = 100)
Apr-13
Dec-13
Aug-14
Mar-15
Nov-15
+63%
4%
MRVL
SOXX



260
240
220
200
180
160
140
120
100
80
Indexed Stock Price (Apr 2016 = 100)
Apr-16
Dec-16
Aug-17
Mar-18
Nov-18
+152%
+136%
MRVL
SOXX

Marvell created significant shareholder value once the Board was reconstituted

Source: Capital IQ. (1) We define Board reconstitution as beginning on April 27, 2016, which is the date of Starboard's settlement with the company, which included the Company adding five new independent directors to the Board. (2) Total returns for all periods include dividends. Note: While Starboard believes that the changes or improvements made at the company were attributable in large part to the cumulative effects of the implementation of operational and strategic initiatives during the period of Starboard's active involvement and beyond, there is no objective method to confirm what portion of such growth was attributable to Starboard's efforts and what may have been attributable to other factors and does not provide the performance of Starboard's investments.

